STOCK AND ASSET PURCHASE AGREEMENT

THIS AGREEMENT is made effective as of the 13th day of December, 2011.

AMONG:

TOWER HILL MINES, INC., an Alaska corporation,
with an address of 506 Gaffney Road, Ste 200, Fairbanks,
Alaska 99701 (“Tower”);

AND:

ALASKA/NEVADA GOLD MINES, LTD., a California
limited partnership, with an address of 626 Second Street,
Suite 202, Fairbanks, Alaska 99701 (“AN Gold Mines”);

AND:

HEFLINGER MINING & EQUIPMENT COMPANY,
an Alaska general partnership, with an address of P.O. Box
250, Ester, Alaska 99725 (“Heflinger Mining”);

AND:

CARL HEFLINGER, an individual resident in the State
of Alaska (“C. Heflinger”);

AND:

FRED HEFLINGER, an individual resident in the State of
Alaska (“F. Heflinger”, collectively with C. Heflinger and
Heflinger Mining, “Heflinger Group”, and collectively the
Heflinger Group together with AN Gold Mines, the
“Sellers”).

WHEREAS:

A.	Heflinger Group owns those mineral claims identified on Schedule I all located in the Livengood Mining District, Fairbanks Recording District, Alaska (the “Heflinger Claims”);

B.	AN Gold Mines presently owns a lease in good standing on the Heflinger Claims, identified on Schedule II (“ANGM Lease”);

C.

AN Gold Mines is the legal and beneficial owner of 96,967.66 shares of common stock of Livengood Placers, Inc., a Nevada corporation (“Livengood”), comprising all of the issued and outstanding shares of common stock of Livengood (“Livengood Shares”);

D.	Livengood is the record owner of those mineral claims identified on Schedule III all located in the Livengood Mining District, Fairbanks Recording District, Alaska (“Livengood Claims”);

E.	Heflinger Group and AN Gold Mines possess certain information and data relating to the Heflinger Claims and the Livengood Claims (the “Information”);

F.

Tower wishes to purchase and AN Gold Mines wishes to sell all of the Livengood Shares and the Information possessed by AN Gold Mines in consideration for the payment of AN Gold Mines’ portion of the Purchase Price (as defined herein) upon and subject to the terms and conditions set forth in this Agreement; and

G.

Tower wishes to purchase and Heflinger Group wishes to sell the Heflinger Claims and the Information possessed by Heflinger Group in consideration for the payment of Heflinger Group’s portion of the Purchase Price (as defined herein) upon and subject to the terms and conditions set forth in this Agreement.

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual representations, warranties and agreements contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE 1 - INTERPRETATION

1.1           Defined terms

                The following terms have the following meanings in this Agreement:

(a)

“Acquisition” means the acquisition as a single undivided transaction on the Closing Date of the Livengood Shares, the Heflinger Claims and the Information from the Sellers by Tower and the relinquishment of the ANGM Lease by AN Gold Mines, upon and subject to the terms and conditions of this Agreement;

(b)	“Admitted Claim” has the meaning set forth in Sections 9.1(b), 9.2(b), and 9.3(b);

(c)	“AN Gold Mines” has the meaning set forth in the recitals hereto;

(d)	“ANGM Lease” has the meaning set forth in the recitals hereto;

(e)

“Applicable Law” means all applicable rules, policies, notices, orders and legislation of any kind whatsoever of any governmental authority, regulatory body or stock exchange having jurisdiction over the transactions contemplated hereby.

(f)	“Business Day” means any day except Saturday, Sunday or a statutory holiday in Fairbanks, Alaska;

(g)	“Buyer” has the meaning set forth in Section 9.1(a);

(h)	“Buyer Claim” has the meaning set forth in Sections 9.1(a) and 9.2(b), as applicable;

(i)	“C. Heflinger” has the meaning set forth in the recitals hereto;

(j)	“Closing” means the completion of the Acquisition on the Closing Date pursuant to the terms and conditions contained in this Agreement;

(k)	“Closing Date” means December 13, 2011, or such other date as Tower and AN Gold Mines may mutually agree in writing;

(l)	“Closing Payment” has the meaning set forth in Section 2.2;

(m)	“Contingent Final Payment” has the meaning set forth in Section 2.2;

(n)	“Contingent Payment Date” has the meaning set forth in Section 2.2;

(o)	“Effective Date” means the date of this Agreement;

(p)

“Encumbrance” means any charge, claim, community property interest, easement, covenant, condition, equitable interest, lien, option, pledge, security interest, right of first refusal or restriction of any kind, including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership;

(q)	“F. Heflinger” has the meaning set forth in the recitals hereto;

(r)

“Governmental Entity” means any federal, state, local, foreign, international or multinational entity or authority exercising executive, legislative, judicial, regulatory, administrative or taxing functions of or pertaining to government.

(s)	“Governmental Order” means any judgment, injunction, writ, order, ruling, award or decree by any Governmental Entity or arbitrator.

(t)	“Heflinger Claims” has the meaning set forth in the recitals hereto;

(u)	“Heflinger Group” has the meaning set forth in the recitals hereto;

(v)	“Heflinger Mining” has the meaning set forth in the recitals hereto;

(w)	“Information” has the meaning set forth in the recitals hereto;

(x)	“Livengood” has the meaning set forth in the recitals hereto;

(y)	“Livengood Claims” has the meaning set forth in the recitals hereto;

(z)	“Livengood Shares” has the meaning set forth in the recitals hereto;

(aa)

“Loss” means all damages, fines, penalties, deficiencies, losses, liabilities (whether accrued, actual, contingent, latent or otherwise), costs, fees and expenses (including interest, court costs and reasonable fees and expenses of lawyers, accountants and other experts and professionals);

(bb)

“Material Adverse Effect” means any change, effect, event or condition occurring or arising after the Effective Date, individually or in the aggregate, that has had, or, with the passage of time, could have, a material adverse effect on the relevant property or the business, assets, properties, or condition (financial or otherwise), of a Person, taken as a whole;

(cc)

“Organizational Documents” means (i) the articles or certificate of incorporation and the bylaws of a corporation, (ii) the partnership agreement and any statement of partnership of a general partnership, (iii) the limited partnership agreement and the certificate of limited partnership of a limited partnership, (iv) the limited liability company agreement and articles or certificate of formation of a limited liability company, (v) any charter or similar document adopted or filed in connection with the creation, formation or organization of a Person and (vi) any amendment to any of the foregoing;

(dd)

“Person” means a natural person, partnership, limited partnership, limited liability partnership, corporation, limited liability corporation, unlimited liability company, trust, unincorporated association, joint venture or other entity or Governmental Entity and pronouns have a similarly extended meaning;

(ee)	“Purchase Price” has the meaning set forth in Section 2.2;

(ff)

“Remedies Exception” when used with respect to any Person, means except to the extent enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting the enforcement of creditors’ rights generally and by general equitable principles;

(gg)	“Sellers” has the meaning set forth in the recitals hereto;

(hh)	“Sellers Claim” has the meaning set forth in Section 9.3(a);

(ii)	“Tower” has the meaning set forth in the recitals hereto; and

(jj)	“Time of Closing” means 10 a.m. (Alaska Time) on the Closing Date.

1.2           Schedules

                The following schedules attached hereto constitute a part of this Agreement:

1.3           Headings

                The headings in this Agreement are for reference only and do not constitute terms of the Agreement.

1.4           Interpretation

                Whenever the singular or masculine is used in this Agreement the same shall be deemed to include the plural or the feminine or the body corporate as the context may require.

1.5           Currency

                 Unless otherwise stated, all references to money in this Agreement shall be deemed to be references to the currency of the United States of America.

ARTICLE 2 - PURCHASE OF SHARES AND ASSETS

2.1           Agreement

                At Closing, upon and subject to the terms and conditions of this Agreement:

(a)

AN Gold Mines hereby agrees to (i) sell, convey and transfer to Tower the Livengood Shares and sell and transfer to Tower the Information possessed by AN Gold Mines, and Tower agrees to purchase the Livengood Shares and the Information possessed by AN Gold Mines; and (ii) terminate and relinquish all of its right, title and interest in, to and under the ANGM Lease, all in consideration for the payment by Tower to AN Gold Mines of 70% of the Purchase Price pursuant to the terms and conditions of Section 2.2. AN Gold Mines waives any co-sale rights, rights of first refusal or similar rights that AN Gold Mines may have relating to Tower’s purchase of the Livengood Shares, whether conferred by AN Gold Mines’ Organizational Documents, Livengood’s Organizational Documents, by contractual agreement or otherwise.

(b)

Heflinger hereby agrees to sell and transfer to Tower the Heflinger Claims and the Information possessed by Heflinger, and Tower agrees to purchase the Heflinger Claims and the Information possessed by Heflinger, in consideration for the payment by Tower to Heflinger Group of 30% of the Purchase Price pursuant to the terms and conditions of Section 2.2.

2.2           Purchase Price

                In consideration for the Acquisition as detailed in Section 2.1, Tower shall pay to the Sellers, respectively in accordance with the acknowledged allocations of Section 2.4, in the aggregate:

(a)	an aggregate amount of $13,500,000.00 (“Closing Payment”) payable as follows:

	(i)	$5,000,000 shall be paid as provided in Section 6.5(a) on the Closing Date, and

	(ii)	$8,500,000 shall be paid as provided in Section 6.5(b) on March 13, 2012, and

(b)

a contingent final payment (“Contingent Final Payment”) determined on the date that is five years from the Closing Date (“Contingent Payment Date”), in an amount calculated pursuant to Section 2.3 below and, subject to Section 9.4, paid to the Sellers on the 30th day following the Contingent Payment Date (collectively the Closing Payment and the Contingent Final Payment, the “Purchase Price”). No interest will accrue on the Contingent Final Payment.

                The Contingent Final Payment will be secured by a deed of trust (“Deed of Trust”), in the form set forth in Schedule V hereto, on the Heflinger Claims and the Livengood Claims.

2.3           Contingent Final Payment

                The Contingent Final Payment will be calculated based on the Five Year Average Gold Price (as defined below). The Contingent Final Payment amount shall be calculated by multiplying the number 23,148 by the positive difference, if any, between the Five Year Average Gold Price per troy ounce and $720 per troy ounce [Contingent Final Payment ($) = 23,148 x (Five Year Average Gold Price per troy ounce - $720 per troy ounce)]. The amount of the Contingent Final Payment shall be zero if the Five Year Average Gold Price is less than $720 per troy ounce.

                For purposes of this Section 2.3, “Five Year Average Gold Price” means the average London Bullion Market Association PM fix price for gold as reported in U.S. dollars per troy ounce, calculated by dividing the sum of all such prices reported for the five (5) year period from the Closing Date, by the number of days for which such prices were reported during that five (5) year period. If the London Bullion Market Association PM fix price for gold ceases to be published, all such references in this Agreement shall be replaced with: (i) the average of the daily closing price (expressed in $ per troy ounce) quoted by the New York Mercantile Exchange (NYMEX) for gold; or (ii) in the event that daily closing price for gold is not quoted by NYMEX, the parties agree to meet (either in person or by teleconference) within 10 Business Days of either giving notice to the other to endeavour to agree on an appropriate metals or commodity exchange, or commodity pricing publication, whose pricing information on minerals and metal commodities is to be used for the purposes of determining the relevant price, failing which the Five Year Average Gold Price shall be determined by arbitration pursuant to Article 10.

2.4           Allocation

                Tower shall allocate each payment of the Purchase Price payable to the Sellers pursuant to Section 2.2 as follows:

AN Gold Mines – 70%
Heflinger Group – 30%

                Sellers each acknowledge and agree to the allocation of the Purchase Price as presented above and agree that payment of their allocated portion of the Purchase Price is satisfaction in full of Tower’s payment obligations under Sections 2.2 and 2.3 to such Seller. Sellers each agree that neither has any right to or interest in the portion of the Purchase Price allocated and paid to the other. C. Heflinger, F. Heflinger and Heflinger Mining agree to take payment of the allocated Purchase Price due to Heflinger Group in one designated account and acknowledge and agree that payment to Heflinger Mining is satisfaction in full of Tower’s obligations to C. Heflinger, F. Heflinger and Heflinger Mining hereunder.

                For the sake of clarity, and notwithstanding any other provision of this Agreement, Seller and Tower hereby agree as follows:

(a)

the representations, warranties, covenants, and obligations of each Seller made herein or to be satisfied hereunder prior to or at Closing are several and not joint, and liability for breach of any such representation, warranty, covenant, or obligation by any Seller likewise shall be solely the liability of the breaching Seller;

(b)	the payment obligations of Tower under Sections 2.2 and 2.3 to each of the Sellers are several and not joint;

(c)

all covenants or obligations to be satisfied by any Seller after Closing are several and not joint, and liability for breach of any such covenant or obligation by any Seller likewise shall be solely the liability of the breaching Seller;

(d)

all covenants or obligations to be satisfied by Tower after Closing, other than the payment obligations of Tower under Section 2.3 to each of the Sellers and the covenants of Tower set forth in Paragraph 5 of the Deed of Trust to be executed, acknowledged, and delivered by Tower and Livengood at Closing, are for the benefit of Sellers jointly and severally and thus may be enforced by any Seller or both Sellers.

2.5           Release of Deed of Trust

                Upon the payment of the Purchase Price in full, Sellers shall cause to be executed and delivered to Tower a recordable reconveyance and release of the Deed of Trust in a form reasonably satisfactory to Tower.

ARTICLE 3 - COVENANTS AND AGREEMENTS

3.1           Given by AN Gold Mines

                AN Gold Mines covenants and agrees with Tower as follows:

(a)	from and including the Effective Date to and including the Time of Closing, AN Gold Mines will preserve and protect the Livengood Claims;

(b)

AN Gold Mines will use reasonable commercial efforts to obtain all consents, approvals, permits, authorizations or filings as may be required under Applicable Law and the Organizational Documents of AN Gold Mines and Livengood for the performance by AN Gold Mines of its obligations under this Agreement;

(c)

from and including the Effective Date to and including the Time of Closing, AN Gold Mines will cause Livengood to carry on the business of Livengood in a reasonable and prudent manner in the usual and ordinary course, consistent with past practice, and as otherwise contemplated by this Agreement;

(d)

from and including the Effective Date to and including the Time of Closing, except as set out in this Agreement, AN Gold Mines will cause Livengood to not issue or transfer any securities of Livengood, nor enter into any agreement or understanding with any other party with respect to same, without the prior written consent of Tower;

(e)

from and including the Effective Date to and including the Time of Closing, AN Gold Mines and its directors, officers, employees, shareholders, agents and advisors will not directly or indirectly, solicit, initiate, assist, facilitate, promote or knowingly encourage the initiation of proposals or offers from, entertain or enter into negotiations with, any person (other than Tower), with respect to any amalgamation, merger, consolidation, arrangement, restructuring, sale of any material assets or part thereof of Livengood, without the prior written consent of Tower;

(f)	AN Gold Mines will promptly advise Tower of any Material Adverse Effect in respect of Livengood or the Livengood Claims;

(g)

AN Gold Mines will do all such acts and things reasonably necessary to ensure that all of the representations and warranties of AN Gold Mines remain true and correct at the Time of Closing and not do any such act or thing that would render any representation or warranty untrue or incorrect;

(h)

AN Gold Mines will comply with the terms hereof and faithfully and expeditiously seek to satisfy the conditions precedent set out in this Agreement and to close the Acquisition and related transactions by the Closing Date; and

(i)	from and including the Effective Date to and including the Time of Closing, AN Gold Mines will comply in all respects with the foregoing covenants and the spirit and intent of this Agreement.

3.2           Given by Heflinger Group

                Each of the Heflinger Group covenants and agrees with Tower as follows:

(a)	from and including the Effective Date to and including the Time of Closing, Heflinger Group will preserve and protect the Heflinger Claims;

(b)

Heflinger Group will use reasonable commercial efforts to obtain all consents, approvals, permits, authorizations or filings as may be required under Applicable Law and the Organizational Documents of Heflinger Mining for the performance by Heflinger Group of their obligations under this Agreement;

(c)

from and including the Effective Date to and including the Time of Closing, Heflinger Group will not directly or indirectly, solicit, initiate, assist, facilitate, promote or knowingly encourage the initiation of proposals or offers from, entertain or enter into negotiations with, any person (other than Tower), with respect to any sale of the Heflinger Claims, without the prior written consent of Tower;

(d)	Heflinger Group will promptly advise Tower of any Material Adverse Effect with respect to the Heflinger Claims;

(e)

Heflinger Group will do all such acts and things reasonably necessary to ensure that all of the representations and warranties of Heflinger remain true and correct at the Time of Closing and not do any such act or thing that would render any representation or warranty untrue or incorrect;

(f)

Heflinger Group will comply with the terms hereof and faithfully and expeditiously seek to satisfy the conditions precedent set out in this Agreement and to close the Acquisition and related transactions by the Closing Date; and

(g)	from and including the Effective Date to and including the Time of Closing, Heflinger Group will comply in all respects with the foregoing covenants and the spirit and intent of this Agreement.

3.3           Given by Tower

                Tower covenants and agrees with Sellers that Tower will:

(a)

use its reasonable commercial efforts to obtain all consents, approvals, permits, authorizations or filings as may be required under Applicable Law and the Organizational Documents of Tower for the performance by Tower of its obligations under this Agreement;

(b)

from and including the Effective Date to and including the Time of Closing, do all such acts and things necessary to ensure that all of the representations and warranties of Tower remain true and correct and not do any such act or thing that would render any representation or warranty of Tower untrue or incorrect;

(c)

comply with the terms hereof and faithfully and expeditiously seek to satisfy the conditions precedent set out in this Agreement and to close the Acquisition and related transactions by the Closing Date; and

(d)	from and including the Effective Date to and including the Time of Closing, comply in all respects with the foregoing covenants and the spirit and intent of this Agreement.

ARTICLE 4 - CONDITIONS PRECEDENT

4.1           In favor of all parties

                The obligations of all parties under this Agreement are subject to the fulfillment of the following conditions at or prior to the Time of Closing:

(a)

and all consents, orders and approvals required or necessary or desirable for the completion of the Acquisition shall have been obtained or received from the Persons, authorities or bodies having jurisdiction in the circumstances, all on terms satisfactory to all of the parties hereto, acting reasonably; and

(b)	there shall not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated by this Agreement, including, without limitation, the Acquisition.

4.2           In favor of Tower

                Tower’s obligations under this Agreement are subject to the fulfillment of the following conditions at or prior to the Time of Closing;

(a)

Livengood not having more than 96,967.66 Livengood Shares issued and outstanding, Livengood not having any other securities in its capital issued and outstanding, and AN Gold Mines being the sole legal and beneficial holder of all of the Livengood Shares on the Closing Date;

(b)	no Material Adverse Effect will have occurred in relation to Livengood, the Livengood Claims or the Heflinger Claims;

(c)

Tower will have received certificates dated as of a date not earlier than the fifth business day prior to the Closing as to the good standing of Livengood executed by the appropriate officials of the State of Nevada and Alaska;

(d)	all documents deliverable at Closing pursuant to Sections 6.2 and 6.3 shall have been delivered at the Closing;

(e)

the partners of AN Gold Mines and Heflinger Mining, respectively, will have given all necessary approvals for the entry into of this Agreement and all transactions contemplated hereby to be completed by AN Gold Mines and Heflinger Mining, respectively;

(f)

the representations and warranties of AN Gold Mines and Heflinger Group or any one of them shall be true and correct, in all material respects (and for this purpose all materiality qualifications in such representations and warranties will be disregarded), as if such representations and warranties had been made by AN Gold Mines and Heflinger Group as of the Time of Closing; and

(g)	AN Gold Mines and Heflinger Group shall have complied, in all material respects, with all of their respective covenants and agreements contained in this Agreement.

The conditions precedent set forth above are for the exclusive benefit of Tower and may be waived by it in whole or in part on or before the Time of Closing.

4.3           In favor of AN Gold Mines and Heflinger Group

                The obligations of AN Gold Mines and Heflinger Group under this Agreement are subject to the fulfillment of the following conditions:

(a)	the board of directors of Tower will have given all necessary approvals for the entry into of this Agreement and all transactions contemplated hereby to be completed by Tower;

(b)	the representations and warranties of Tower shall be true and correct, in all material respects, as if such representations and warranties had been made by Tower as of the Time of Closing; and

(c)	Tower shall have complied, in all material respects, with all of its covenants and agreements contained in this Agreement.

The conditions precedent set forth above are for the exclusive benefit of AN Gold Mines and Heflinger Group and must be waived by both AN Gold Mines and Heflinger Group, in whole or in part on or before the Time of Closing.

ARTICLE 5 - REPRESENTATIONS AND WARRANTIES

5.1           Representations and Warranties Concerning Tower

                Tower represents and warrants to AN Gold Mines and the Heflinger Group as of the date hereof and as of the Closing Date as follows:

(a)

Formation and Corporate Power – Tower is a corporation existing under the laws of the State of Alaska. Tower has the corporate power and authority to enter into and deliver this Agreement and the Deed of Trust and to carry out its obligations under the Agreement and the Deed of Trust on the terms and conditions set forth herein and therein.

(b)

Valid and Binding Agreement – The execution, delivery and performance of this Agreement by Tower has been duly and validly authorized by all necessary corporate action. This Agreement has been duly executed and delivered by Tower and constitutes the valid and binding obligation of Tower, enforceable in accordance with its terms, subject to the Remedies Exception.

(c)

No Conflict – The execution, delivery and performance of this Agreement does not conflict with or result in the violation of any valid regulation, order, writ, judgment, injunction or decree of any court of governmental or municipal instrumentality, or in the breach of or default under any indenture, contract, agreement, or other instrument to which Tower is a party, or by which Tower may be bound.

5.2           Representations and Warranties Concerning Heflinger Group

                Each of the Heflinger Group represents and warrants to Tower as of the date hereof and as of the Closing Date as follows:

(a)

Formation and Entity Power – Heflinger Mining is an Alaskan general partnership, duly formed and in good standing under the laws of the State of Alaska. Heflinger Mining is qualified to do business in the State of Alaska and has full power and authority to enter into and perform this Agreement. The person executing this Agreement for and on behalf of Heflinger Mining is duly authorized to do so.

(b)

Valid and Binding Agreement – This Agreement constitutes the legal, valid and binding obligation of each of the members of the Heflinger Group, enforceable in accordance with its terms, subject to the Remedies Exception.

(c)

No Conflict – The execution, delivery and performance of this Agreement does not conflict with or result in the violation of any valid regulation, order, writ, judgment, injunction or decree of any court of governmental or municipal instrumentality, or in the breach of or default under the Heflinger Mines Organizational Documents any indenture, contract, agreement, or other instrument to which any of the Heflinger Group is a party, or by which any of the Heflinger Group may be bound.

(d)

Claims – Subject to the paramount title of the United States of America, that Heflinger Group has exclusive possession of the Heflinger Claims, subject only to the ANGM Lease, and that the Heflinger Claims are free and clear of all liens and encumbrances arising by, through, or under Heflinger Group.

(e)

Property and Severance Taxes – All lawful taxes, assessments, or other charges of every kind and character assessed, levied, or imposed on or in connection with the Heflinger Claims or the exploration, development, or mining thereof or the production of valuable minerals therefrom, including without limitation any applicable federal or state income taxes or severance taxes that are due and payable have been paid and are in good standing.

(f)

Capacity – Each of C. Heflinger and F. Heflinger has full capacity and power to execute, deliver, and carry out the terms and provisions of this Agreement and their respective ownership of the Heflinger Claims, as applicable, is not subject to any marital property rights under applicable state marital property laws.

(g)	“As Is” Sale – Except as specifically set forth in this Section 5.2, Heflinger Group makes no other express or implied representations or warranties of any nature whatsoever to Tower.

5.3           Representations and Warranties Concerning AN Gold Mines

                AN Gold Mines represents and warrants to Tower as of the date hereof and as of the Closing Date as follows:

(a)

Formation and Entity Power – AN Gold Mines is a California limited partnership, duly formed and in good standing with the laws of the State of California. AN Gold Mines is qualified to do business in the State of Alaska. AN Gold Mines has full power and authority to enter into and perform this Agreement. The person executing this Agreement for and on behalf of AN Gold Mines is duly authorized to do so.

(b)	Valid and Binding Agreement – This Agreement constitutes the legal, valid and binding obligation of AN Gold Mines, enforceable in accordance with its terms, subject to the Remedies Exception.

(c)

No Conflict – The execution, delivery and performance of this Agreement does not conflict with or result in the violation of any valid regulation, order, writ, judgment, injunction or decree of any court of governmental or municipal instrumentality, or in the breach of or default under the AN Gold Mines Organizational Documents or any indenture, contract, agreement, or other instrument to which AN Gold Mines is a party, or by which AN Gold Mines may be bound.

(d)

Organization of Livengood – Livengood is a private corporation duly organized, validly existing and in good standing under the laws of the State of Nevada. Livengood is qualified to do business in Alaska. A true and correct copy of Livengood’s Certificate of Incorporation and its Bylaws as now in effect, has been delivered by AN Gold Mines to Tower. Livengood’s minute books have been available to Tower for inspection and are materially complete and correct as of the date of any such inspection and will be as at the Closing Date.

(e)	Livengood Shares – The authorized capital stock of Livengood consists of 100,000 shares of common stock, of which 96,967.66 shares of common stock are duly issued and outstanding.

(f)

No Restrictions – Neither Livengood nor AN Gold Mines is a party to any agreement, written or oral, creating rights in respect to the Livengood Shares in any third person or relating to the voting, transfer or Encumbrance of the Livengood Shares.

(g)	Ownership – AN Gold Mines is the beneficial and registered owner of all 96,967.66 shares of Livengood’s outstanding common stock, free and clear of all Encumbrances.

(h)

Other Securities – There are no existing warrants, options, stock purchase agreements, redemption agreements, restrictions of any nature, calls or rights to subscribe, of any character relating to the capital stock of Livengood, nor are there any securities convertible into such stock.

(i)

Claims – Subject only to the paramount title of the United States of America or the State of Alaska, as the case may be, Livengood has exclusive possession of the Livengood Claims and such Livengood Claims are free and clear of all liens and encumbrances arising by, through, or under Livengood at any time after AN Gold Mines became the sole shareholder of Livengood.

(j)

Livengood Financial Statements – The financial statements of Livengood provided to Tower have been prepared in accordance with generally accepted United States accounting principles applied on a consistent basis, and truly and accurately reflect the financial position of Livengood as of the last days of the periods covered by them, and the Livengood balance sheet (the “Balance Sheet”) attached as Schedule VI shall be provided to Tower at the Closing and shall in all material respects correctly reflect the financial status of Livengood as of the Closing Date.

(k)

Livengood Tax Matters – Livengood has timely prepared and filed all federal and state tax returns required to be filed and all such returns are substantially true, complete and correct, and all taxes due have been paid in full. The Livengood 2011 federal and state tax liability accrued year to date is shown on the Balance Sheet along with the cash required to pay said taxes due.

(l)

Liabilities and Litigation – Livengood is not indebted or under any financial obligation to any person and is not a party to any litigation, proceeding or administrative investigation and to the best knowledge of AN Gold Mines, none is pending against Livengood or its properties.

(m)

Property and Severance Taxes – All lawful taxes, assessments, or other charges of every kind and character assessed, levied, or imposed on or in connection with the Livengood Claims or the exploration, development, or mining thereof or the production of valuable minerals therefrom, including without limitation any applicable federal or state income taxes or severance taxes that are due and payable have been paid and are in good standing.

(n)	“As Is” Sale – Except as specifically set forth in this Section 5.3, AN Gold Mines makes no express or implied representations or warranties of any nature whatsoever to Tower.

5.4           Survival of Representations and Warranties

                The representations and warranties made by the parties under this Article 5 are true and correct as of the Effective Date and shall be true and correct at the Time of Closing as though they were made at that time, and should such not be the case, the parties to whom the representations and warranties were made shall be entitled—during the period commencing on the Closing Date and ending on (i) the passage of three years after Tower knows or has reason to know of the misrepresentation or breach of warranty or (ii) the fifth anniversary of the Closing Date, whichever occurs first—to seek remedy against that party for any such misrepresentation or breach of warranty.

5.5           No limit on rights

                The parties jointly and severally acknowledge and agree, each with the other, that a party’s investigations shall in no way limit or otherwise adversely affect that party’s rights under the representations and warranties given to it by any other party under this Agreement.

ARTICLE 6 - CLOSING

6.1           Closing Date

                The Closing shall take place at the Time of Closing at the offices of Yukon Title Company, Inc. or at such other time, date or place upon which the parties may mutually agree.

6.2           Deliveries by AN Gold Mines

                At the Closing, AN Gold Mines shall deliver to Tower the following documents:

(a)

a certified true copy of the resolutions of the directors of Livengood evidencing that the board of directors has taken all necessary action to authorize and execute all of the transactions of Livengood contemplated hereunder and the resolutions shall include specific reference to:

	(i)	the sale and transfer of the Livengood Shares from AN Gold Mines to Tower as provided for in this Agreement;

	(ii)	the cancellation of the certificates (the “Old Certificates”) representing the Livengood Shares held by AN Gold Mines; and

	(iii)	the issuance of a new certificate (the “New Certificate”) representing the Livengood Shares registered as directed by Tower;

(b)

a certified true copy of the resolutions of the General Partner of AN Gold Mines evidencing that the General Partner of AN Gold Mines has approved this Agreement and the completion of all of the transactions of AN Gold Mines contemplated hereunder;

(c)

certificates dated as of a date not earlier than the fifth business day prior to the Closing as to the good standing of Livengood executed by the appropriate officials of the State of Nevada and Alaska;

(d)	the Old Certificates free and clear of all Encumbrances, duly endorsed or accompanied by duly executed stock powers;

(e)	the New Certificate;

(f)	a certified copy of the register of shareholders of Livengood showing Tower as the holder of all issued and outstanding shares in the capital of Livengood;

(g)	a certified copy of the certificate of incorporation and bylaws of Livengood;

(h)

a certificate signed by an authorized representative of AN Gold Mines that the representations and warranties of AN Gold Mines contained in this Agreement are true and correct as of the Time of Closing on the Closing Date;

(i)

the corporate minute book, legal files as maintained by Livengood and by its lawyers, checkbook, accounting and banking records, and accounts maintained with banks or like financial institutions by Livengood, together with the names and designations of officers authorized to draw thereon or have access thereto, all geological information (including all geologic maps, charts and analyses, geology and engineering reports, prior exploration and development results, proposed work programs and budgets, pre-feasibility or feasibility studies and reports, valuations, resource and reserve estimates, and the like), and all other records and files of Livengood, including without limitation all correspondence with governmental and regulatory authorities in respect of the Livengood Claims or any assets of Livengood, all in electronic as well as paper format where available, provided that AN Gold Mines shall be entitled to keep copies of such records as it may reasonably require for tax purposes or other reasonable business related purposes; and further provided Tower will provide AN Gold Mines reasonable access to such records for such purposes after Closing;

(j)

resignations in writing (effective as of the Closing Date) from such of the officers and directors of Livengood as requested by Tower prior to the Closing Date in each case acknowledging the fact that Livengood is not indebted to or under any obligation to the person resigning;

(k)	the Information possessed by AN Gold Mines or arrange for the delivery of such Information post-Closing to the reasonable satisfaction of Tower;

(l)	the Balance Sheet as of the Closing Date in the form attached as Schedule VI;

(m)	an executed termination and relinquishment in the form attached hereto as Schedule VII to effect the termination and relinquishment of the ANGM Lease to Heflinger Mining;

(n)	the FIRPTA Certificate attached as Schedule VIII hereto; and

(o)

such other customary closing documents (excluding opinions of counsel on any matter) giving effect to the transaction contemplated herein as are typical for similar transactions or as may be required by Tower, acting reasonably, all in form satisfactory to Tower, acting reasonably.

6.3           Deliveries by Heflinger Group

                At the Closing, Heflinger Group shall deliver to Tower the following documents:

(a)	Heflinger Group shall execute and deliver a Quitclaim Deed in favor of Tower in the form attached hereto as Schedule IV to effect the transfer of the Heflinger Claims to Tower;

(b)	a certified copy of evidence of authority by Heflinger Mining approving the execution and delivery of this Agreement and the sale of the Heflinger Claims to Tower;

(c)	the Information possessed by Heflinger or arrange for the delivery of such Information post-Closing to the reasonable satisfaction of Tower;

(d)	a written acknowledgement and acceptance of the termination and relinquishment by AN Gold Mines of the ANGM Lease to Heflinger Mining;

(e)	the FIRPTA Certificate attached as Schedule VIII hereto; and

(f)

such other customary closing documents (excluding opinions of counsel on any matter) giving effect to the transaction contemplated herein as are typical for similar transactions or as may be required by Tower, acting reasonably, all in form satisfactory to Tower, acting reasonably.

6.4           Deliveries by Sellers

                At the Closing, Sellers shall deliver to Tower any written consents of third parties that are required to complete the Acquisition.

6.5           Deliveries by Tower

(a)	At the Time of Closing on the Closing Date, Tower shall deliver the following:

(i)

(1) to AN Gold Mines the portion of the first $5,000,000 of the Closing Payment to which it is entitled—i.e., 70% of $5,000,000, or $3,500,000—by wire transfer to the account designated by AN Gold Mines, and

(2) to Heflinger Group the portion of the first $5,000,000 of the Closing Payment to which it is entitled—i.e., 30% of $5,000,000, or $1,500,000—by wire transfer to the account designated by Heflinger Group,

(ii)	to AN Gold Mines, for recording, a Deed of Trust executed and acknowledged by the Trustors (as defined in the Deed of Trust),

(iii)	to AN Gold Mines certified true copies of the resolutions of the directors of Tower evidencing the approval of this Agreement and all of the transactions of Tower contemplated hereunder,

(iv)	to AN Gold Mines a certificate signed by an officer of Tower confirming that the representations and warranties of Tower contained in this Agreement are true and correct as of the Time of Closing, and

(v)

to AN Gold Mines such other customary closing documents (excluding opinions of counsel on any matter) giving effect to the transaction contemplated herein as are typical for similar transactions or as may be required by AN Gold Mines, acting reasonably, all in form satisfactory to AN Gold Mines, acting reasonably; and

(b)

Subject to completion of the Closing on the Closing Date and Section 7.2, Tower shall deliver to Sellers by wire transfer on March 13, 2012, as set forth in subparagraphs (i) and (ii) below, the portion of the Closing Payment not paid on the Closing Date (i.e., the sum of $8,500,000), unless Tower notifies Sellers prior to 5:00 p.m. (Alaska Time) on March 12, 2012, that it is rescinding this Agreement pursuant to Section 7.2 of this Agreement, in which case no amount shall be payable by Tower pursuant to this Section 6.5(b) or for purposes of Section 2.2(a)(ii):

	(i)	70% of said $8,500,000 (i.e., $5,950,000) shall be disbursed to AN Gold Mines by wire transfer to the account designated by AN Gold Mines, and

	(ii)	30% of said $8,500,000 (i.e., $2,550,000) shall be disbursed to Heflinger Group by wire transfer to the account designated by Heflinger Group.

ARTICLE 7 – TERMINATION AND RESCISSION

7.1           Termination

                This Agreement may be terminated:

(a)	by mutual written consent of the parties hereto;

(b)

by Tower prior to the Closing Date if (i) any Seller has or will have breached any representation, warranty or agreement contained in this Agreement, (ii) an Applicable Law or Governmental Order will have been enacted, entered, enforced, promulgated, issued or deemed applicable to the transactions contemplated by this Agreement by any Governmental Entity that prohibits the Closing, (iii) after the Effective Date a Material Adverse Effect will have occurred with respect to Livengood, the Livengood Claims or the Heflinger Claims, or (iv) any of the conditions in Section 4.2 shall have become impossible to satisfy;

(c)

by Sellers prior to the Closing Date if (i) Tower has or will have breached any representation, warranty or agreement contained in this Agreement, (ii) an Applicable Law or Governmental Order will have been enacted, entered, enforced, promulgated, issued or deemed applicable to the transactions contemplated by this Agreement by any Governmental Entity that prohibits the Closing, or (iii) any of the conditions in Section 4.3 shall have become impossible to satisfy;

(d)

by either Tower or the Sellers prior to the Closing Date in the event the other party’s conditions precedent or the mutual conditions precedent are not satisfied or waived on or before 5:00 p.m. (Alaska Time) on the last business day prior to the Closing Date.

7.2           Rescission

                If, at any time prior to 5:00 p.m. Alaska Time on March 12, 2012, Tower concludes that any of the representations or warranties made by Sellers or either of them under Article 5 are not true and correct as of the Time of Closing, then Tower may elect to rescind this Agreement by delivering a notice to that effect to Sellers prior to 5:00 p.m. Alaska Time on March 12, 2012, instead of seeking damages under Section 5.4, whereupon the parties shall become obligated to refund, reconvey, return, and otherwise act so as to restore each party to its respective position immediately prior to the Effective Date.

7.3           Survival

                In the event this Agreement is terminated or rescinded, the provisions of Article 8, Article 9 and Article 10 shall survive the termination or rescission.

ARTICLE 8 - CONFIDENTIALITY

8.1           Restrictions on Disclosure

                The parties or the parent company of a party, may issue a news release disclosing this Agreement and the subject matter hereof after first providing the other party with a reasonable opportunity to review and comment thereon prior to the issuance thereof.

8.2           Confidentiality

                The Sellers acknowledge and agree that following the Closing Date the Information shall by the sole property of Tower and may not be used or disclosed by the Sellers to any Person for any purpose, expect as may be required by Applicable Law, and that Tower may use the Information and disclose the Information and this Agreement to any party for any purpose, as determined in the sole discretion of Tower; provided, however, that upon any foreclosure and sale pursuant to the Deed of Trust, or upon the delivery of any deed in lieu of foreclosure, all restrictions upon Sellers under this Section 8.2, and all rights of Tower under this Section 8.2, to use or disclose the Information shall cease.

ARTICLE 9 - INDEMNIFICATION

9.1           Indemnification by AN Gold Mines

(a)

AN Gold Mines will indemnify in full Tower and Livengood (collectively, for purposes of this Article 9 only, “Buyer”) and hold it harmless against any Loss arising from, relating to or constituting (i) any breach or inaccuracy in any of the representations and warranties of AN Gold Mines contained in this Agreement or in the Schedules hereto as the same may be brought down to the Closing Date or any closing certificate delivered by or on behalf of AN Gold Mines pursuant to this Agreement, (ii) a breach of any agreements of AN Gold Mines contained herein, (iii) any claims brought by any or all of the limited partners of AN Gold Mines against Tower relating to the sale of the Livengood Shares to Tower; (iv) any liability of Livengood for taxes incurred on or prior to the Closing Date, (v) a Loss arising as a result of a breach by AN Gold Mines or its directors, officers, employees, shareholders, agents or advisors of Sections 12.2 or 12.3 of this Agreement, or (vi) a Loss related to or arising from AN Gold Mines activities in removing from the Livengood Claims all equipment owned by AN Gold Mines and AN Gold Mines’ contractor Alaska Placer Development, Inc., pursuant to the liabilities assumed by AN Gold Mines in Section 12.6;

(b)

If Buyer has a claim for indemnification under this Section 9.1, Buyer will deliver to AN Gold Mines one or more written notices of Buyer Losses (each a “Buyer Claim”). Any Buyer Claim will state in reasonable detail the basis for such Buyer Losses to the extent then known by Buyer and the nature of the Buyer Loss for which indemnification is sought, and it may state the amount of the Buyer Loss claimed. If such Buyer Claim (or an amended Buyer Claim) states the amount of the Buyer Loss claimed and AN Gold Mines notifies Buyer that AN Gold Mines does not dispute the claim described in such notice or fails to notify Buyer within 20 business days after delivery of such notice by Buyer whether AN Gold Mines disputes the claim described in such notice, the Buyer Loss in the amount specified in Buyer’s notice will be admitted by Sellers (an “Admitted Claim”), and AN Gold Mines will pay the amount of such Buyer Loss to Buyer. If AN Gold Mines has timely disputed the liability of AN Gold Mines with respect to a Buyer Claim (or an amended Buyer Claim) stating the amount of a Buyer Loss claimed, AN Gold Mines and Buyer will proceed in good faith to negotiate a resolution of such dispute. If a claim for indemnification has not been resolved or efforts to resolve undertaken within 30 days after delivery of the AN Gold Mines notice, Buyer agrees to submit the issue to arbitration pursuant to Article 10 hereof. If a Buyer Claim does not state the amount of the Buyer Loss claimed, such omission will not preclude Buyer from recovering from AN Gold Mines the amount of the Buyer Loss described in such Buyer Claim if any such amount is subsequently provided in an amended Buyer Claim. In order to assert its right to indemnification under this Article 9, Buyer will not be required to provide any notice except as provided in this Section 9.1.

(c)

AN Gold Mines will pay the amount of any Buyer Loss to Buyer within 10 days following the determination of AN Gold Mines’ liability for and the amount of a Buyer Loss (whether such determination is made pursuant to the procedures set forth in this Section 9.1, by agreement between Buyer and AN Gold Mines, by arbitration award or by final adjudication).

9.2           Indemnification by Heflinger Group

(a)

Heflinger Group will indemnify in full Buyer and hold it harmless against any Loss arising from, relating to or constituting (i) any breach or inaccuracy in any of the representations and warranties of Heflinger Group contained in this Agreement or in the Schedules hereto as the same may be brought down to the Closing Date or any closing certificate delivered by or on behalf of Heflinger Group pursuant to this Agreement, (ii) an breach of any agreements of Heflinger Group contained herein, (iii) a Loss arising as a result of a breach by any of the Heflinger Group or their directors, officers, employees, shareholders, agents or advisors of Sections 12.2 or 12.3 of this Agreement or (iv) a Loss related to or arising from Heflinger Group’s continuing placer mining activities pursuant to the liabilities assumed by each of the Heflinger Group in Section 12.5;

(b)

If Buyer has a claim for indemnification under this Section 9.2, Buyer will deliver to Heflinger Group one or more written notices of Buyer Losses (each a “Buyer Claim”). Any Buyer Claim will state in reasonable detail the basis for such Buyer Losses to the extent then known by Buyer and the nature of the Buyer Loss for which indemnification is sought, and it may state the amount of the Buyer Loss claimed. If such Buyer Claim (or an amended Buyer Claim) states the amount of the Buyer Loss claimed and Heflinger Group notifies Buyer that Heflinger Group does not dispute the claim described in such notice or fails to notify Buyer within 20 business days after delivery of such notice by Buyer whether Heflinger Group disputes the claim described in such notice, the Buyer Loss in the amount specified in Buyer’s notice will be admitted by Sellers (an “Admitted Claim”), and Heflinger Group will pay the amount of such Buyer Loss to Buyer. If Heflinger Group has timely disputed the liability of Heflinger Group with respect to a Buyer Claim (or an amended Buyer Claim) stating the amount of a Buyer Loss claimed, Heflinger Group and Buyer will proceed in good faith to negotiate a resolution of such dispute. If a claim for indemnification has not been resolved or efforts to resolve undertaken within 30 days after delivery of the Heflinger Group notice, Buyer agrees to submit the issue to arbitration pursuant to Article 10 hereof. If a Buyer Claim does not state the amount of the Buyer Loss claimed, such omission will not preclude Buyer from recovering from Heflinger Group the amount of the Buyer Loss described in such Buyer Claim if any such amount is subsequently provided in an amended Buyer Claim. In order to assert its right to indemnification under this Article 9, Buyer will not be required to provide any notice except as provided in this Section 9.2.

(c)

Heflinger Group will be jointly and severalty obligated to pay the amount of any Buyer Loss to Buyer within 10 days following the determination of Heflinger Group’s liability for and the amount of a Buyer Loss (whether such determination is made pursuant to the procedures set forth in this Section 9.2, by agreement between Buyer and Heflinger Group, by arbitration award or by final adjudication).

9.3           Indemnification by Tower

(a)

Tower will indemnify in full Sellers and hold them harmless against any Loss arising from, relating to or constituting (i) any breach or inaccuracy in any of the representations and warranties of Tower contained in this Agreement or in the Schedules hereto as the same may be brought down to the Closing Date or any closing certificate delivered by or on behalf of Tower pursuant to this Agreement, or (ii) any breach of any agreements of Tower contained herein;

(b)

If Sellers have a claim for indemnification under this Section 9.3, Sellers will deliver to Tower one or more written notices of Seller Losses (each a “Sellers Claim”). Any Sellers Claim will state in reasonable detail the basis for such Sellers Losses to the extent then known by Sellers and the nature of the Sellers Loss for which indemnification is sought, and it may state the amount of the Sellers Loss claimed. If such Sellers Claim (or an amended Sellers Claim) states the amount of the Sellers Loss claimed and Tower notifies Sellers that Tower does not dispute the claim described in such notice or fails to notify Sellers within 20 business days after delivery of such notice by Seller whether Tower disputes the claim described in such notice, the Sellers Loss in the amount specified in Sellers’ notice will be admitted by Sellers (an “Admitted Claim”), and Tower will pay the amount of such Sellers Loss to Sellers. If Tower has timely disputed the liability of Tower with respect to a Sellers Claim (or an amended Seller Claim) stating the amount of a Seller Loss claimed, Tower and Sellers will proceed in good faith to negotiate a resolution of such dispute. If a claim for indemnification has not been resolved or efforts to resolve undertaken within 30 days after delivery of the Tower notice, Sellers agree to submit the issue to arbitration pursuant to Article 10 hereof. If a Sellers Claim does not state the amount of the Sellers Loss claimed, such omission will not preclude Seller from recovering from Tower the amount of the Sellers Loss described in such Sellers Claim if any such amount is subsequently provided in an amended Sellers Claim. In order to assert its right to indemnification under this Article 9, Sellers will not be required to provide any notice except as provided in this Section 9.3.

(c)

Tower will pay the amount of any Sellers Loss to Sellers within 10 days following the determination of Tower’ liability for and the amount of a Sellers Loss (whether such determination is made pursuant to the procedures set forth in this Section 9.3, by agreement between Sellers and Tower, by arbitration award or by final adjudication).

9.4           Set-Off

(a)

In the event of a breach by a Seller (the “Breaching Seller”) of any of the provisions of Article 12 which results in a Loss sustained by Tower or Livengood, Tower shall, in addition to any other rights or remedies available to it (including, its indemnity rights under this Article 9), have the right to set-off against the amount of the Contingent Final Payment owing to such Breaching Seller, the amounts of such Loss. For greater certainty, Tower shall not be entitled to set-off, or otherwise assert a claim in respect of, any Loss caused by a Breaching Seller against another Seller (an “Innocent Seller”) that has not breached the same provision or provisions of Article 12.

(b)

If Tower wishes to assert its right to set-off against a Breaching Seller pursuant to this Section 9.4, Tower shall in the notice of the Buyer Claim to be provided to the Sellers, also give notice to the Sellers of its claim for set-off (the “Notice of Set-Off”). During the 30-day period following the giving of the notice of the Buyer Claim (or any mutually agreed-upon extension thereof), the Breaching Seller shall have the opportunity to remedy the breach giving rise to the Buyer Claim or otherwise deal with the Buyer Claim to the satisfaction of Tower, failing which Tower shall be entitled to exercise the set-off referred to in the Notice of Set-off and such amount set-off shall, for purposes of the Purchase Price, be deemed to have been paid by Tower to the Breaching Seller. For greater certainty, notwithstanding any such Buyer Claim against the Breaching Seller, Tower shall remain obliged to make payment in full of the amount of the Contingent Final Payment owing to the Innocent Seller.

9.5           Construction

                Nothing in this Article 9 shall be deemed to supersede the time periods established for rescission under Section 7.2 or for asserting claims for breach under Section 5.4.

ARTICLE 10 - ARBITRATION

10.1           All disputes between the parties arising out of or related to this Agreement, or the performance thereof, shall be submitted to an arbiter mutually agreed upon by the parties. In such event that the parties cannot agree on an arbiter (within seven (7) days after notice of intent to arbitrate as provided in Article 9), then the arbiter shall be appointed by the American Arbitration Association. The arbiter shall be an attorney, licensed in the State of Alaska, with substantial experience in Mining and Property Law.

10.2           The decision rendered by the arbiter, including the award of costs and attorney’s fees, shall be final, conclusive, and binding upon the parties.

10.3           Notice of one party’s intent to submit a dispute to the arbiter shall be given, in writing, to the other party thirty (30) days prior to submission of a dispute to the arbiter. If a dispute between the parties remains unresolved after the thirty (30) day notice period, the dispute shall be submitted to the arbiter within ten (10) days thereafter and notice of such submission shall be filed with the other party to this Agreement by the submitting party.

10.4           Disputes shall be resolved in accordance with the Arbitration Rules of the American Arbitration Association, or such rules as may otherwise be mutually agreed upon in writing by the parties and the arbiter.

ARTICLE 11 - GENERAL

11.1           Time

                   Time is of the essence of this Agreement.

11.2           Entire Agreement

                   This Agreement constitutes the entire Agreement among the parties hereto in respect of the matters referred to herein and there are no representations, warranties, covenants or agreements, expressed or implied, collateral hereto other than as expressly set forth or referred to herein.

11.3           Further Assurances

                  The parties hereto shall execute and deliver all such further documents and instruments and do all such acts and things as any party may, either before or after the Closing, reasonably require of the others in order that the full intent and meaning of this Agreement is carried out. The provisions contained in this Agreement which, by their terms, require performance by a party to this Agreement subsequent to the Closing, shall survive the Closing.

11.4           Expenses

                   Each of Tower and Sellers shall pay their own costs, fees and expenses, including legal expenses, incurred in connection with the transactions contemplated herein.

11.5           Amendments

                  No alteration, amendment, modification or interpretation of this Agreement or any provision of this Agreement shall be valid or binding upon the parties hereto unless such alteration, amendment, modification or interpretation is in written form executed by all of the parties to this Agreement.

11.6           Notices

                  Any notice, request, demand, election and other communication of any kind whatsoever to be given under this Agreement shall be in writing and shall be delivered by hand, e-mail or by fax to the parties at their following respective addresses:

To AN Gold Mines:
AN Gold Mines Ltd.
Alaska/Nevada Gold Mines, Ltd.
626 Second Street, Suite 202
Fairbanks, Alaska 99701
Attention:	[Redacted – Name]
Fax:	[Redacted – Fax]
Email:	[Redacted – Email]

To Heflinger Group:
Heflinger Mining & Equipment Company
P.O. Box 250
Ester, Alaska	99725
Attention: Fred Heflinger

To Tower:
Tower Hill Mines, Inc.
Suite 350, 9635 Maroon Circle,
Englewood, CO 80112
Attention: James J. Komadina
Telephone:	720-881-7646
Email: jkomadina@ithmines.com

or to such other addresses as may be given in writing by the parties hereto in the manner provided for in this section, and the party sending such notice should request acknowledgment of delivery and the party receiving such notice should provide such acknowledgment. Notwithstanding whether or not a request for acknowledgment has been made or replied to, whether or not delivery has occurred will be a question of fact. If a party can prove that delivery was made as provided for above, then it will constitute delivery for the purposes of this Agreement whether or not the receiving party acknowledged receipt.

11.7           Assignment

                  This Agreement may not be assigned by any party hereto without the prior written consent of all of the parties hereto.

11.8           Governing Law

                  This Agreement shall be governed by and interpreted in accordance with the laws of the United States of America and the State of Alaska. The Parties hereby consent to the non-exclusive personal jurisdiction of the state and federal courts located in the state of Alaska in connection with any controversy related to this Agreement and waive any argument that venue in any such forum is not convenient. THE PARTIES WAIVE ANY RIGHT TO TRIAL BY JURY IN ANY ACTION AT LAW OR IN EQUITY OR IN ANY OTHER PROCEEDING BASED ON OR PERTAINING TO THIS AGREEMENT. IN NO EVENT SHALL THE PARTIES HERETO BE LIABLE TO EACH OTHER FOR ANY CONSEQUENTIAL, EXEMPLARY, PUNITIVE, REMOTE OR SPECULATIVE DAMAGES OR LOST PROFITS.

11.9           Counterparts

                   This Agreement may be signed by fax and in counterpart, and each copy so signed shall be deemed to be an original, and all such counterparts together shall constitute one and the same instrument.

11.10         Severability

                  If any one or more of the provisions contained in this Agreement should be invalid, illegal or unenforceable in any respect in any jurisdiction, the validity, legality and enforceability of such provision or provisions will not in any way be affected or impaired thereby in any other jurisdiction and the validity, legality and enforceability of the remaining provisions contained herein will not in any way be affected or impaired thereby, unless in either case as a result of such determination this Agreement would fail in its essential purpose.

11.11        Number and Gender

                 Unless the context of this Agreement otherwise requires, to the extent necessary so that each clause will be given the most reasonable interpretation, the singular number will include the plural and vice versa, the verb will be construed as agreeing with the word so substituted, words importing the masculine gender will include the feminine and neuter genders, words importing persons will include firms and corporations and words importing firms and corporations will include individuals.

11.12           Enurement

                    This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors, permitted assigns, trustees, representatives, heirs and executors.

ARTICLE 12 - POST-CLOSING MATTERS

12.1           Control of Operations

                   From and after the Closing Date, Tower shall have, except as otherwise provided in Section 12.5, the sole and exclusive discretion to determine the timing and the manner of any exploration, development and mining activities on or for the benefit of the Heflinger Claims and Livengood Claims, respectively. Except as may be provided in the Deed of Trust regarding maintenance of the Heflinger Claims and the Livengood Claims, nothing in this Agreement shall require Tower to explore, develop or mine or continue operations on the Heflinger Claims or the Livengood Claims.

12.2           Permit Processes

                   The Sellers shall not, and shall cause any beneficiary of Sellers or persons or entities associated or affiliated with any Seller not to, object to or take an adverse position with respect to any mineral tenure application or claim, mine permitting application, mine development activity or other permit, approval, zoning or conditional use process or authorization initiated or pursued by Tower or its affiliates.

12.3           No Dispute

                  The Sellers shall not, and shall cause any beneficiary of any Seller or persons or entities associated or affiliated with any Seller not to, dispute or challenge, directly or indirectly, the validity or good standing of any of the Heflinger Claims and Livengood Claims and hereby agrees not to cause or aid any other person to dispute or challenge the validity or good standing of any of the Heflinger Claims and Livengood Claims.

12.4           Amendments, Relocations and Patents

                  From and after the Closing Date, Tower shall have the right (but not the obligation) to amend or relocate any or all of the Heflinger Claims and Livengood Claims, to locate placer claims on ground theretofore covered by lode claims and vice versa, to locate mill sites on ground theretofore covered by mining claims and vice versa, and to locate any fractions existing on the Closing Date or resulting from the location, amendment, or relocation of mining claims or mill sites. All such locations, amendments, or relocations shall be made in the name of Tower, but shall be subject to the terms and conditions of this Agreement and the Deed of Trust.

12.5           Heflinger Right to Mine

                  Heflinger Group shall be granted permission by Tower to continue placer mining activities for the sole benefit of Heflinger Group, including Heflinger Group’s lessee, on MS 2447 from the Closing Date until December 31, 2014. Heflinger Group shall be responsible for all permits, costs and liabilities associated with such placer mining activities. Heflinger Group shall conduct reclamation as required by federal and state regulations and shall remove all equipment from MS 2447 prior to December 31, 2014. Heflinger Group shall conduct such mining activities in a workmanlike and efficient manner, in accordance with sound mining and other applicable industry standards and practices, in compliance with all Applicable Law. Tower and Heflinger Group shall make reasonable efforts to consult in relation to their respective activities on MS 2447 from time to time and shall endeavour to reduce or avoid conflict between their respective activities. The activities of Tower or its affiliates shall not materially interfere with such mining activities of Heflinger Group or its lessee and any material conflict between such activities of Tower or its affiliates and the mining activities of Heflinger Group or its lessee shall be resolved in favor of the mining activities of Heflinger Group or its lessee. Heflinger Group will be responsible for all costs and liabilities associated with mining activities conducted by it.

12.6           AN Gold Mines; Limited Right to Access

                  Tower hereby grants to AN Gold Mines access to the Livengood Claims for the sole purpose of removing equipment owned by AN Gold Mines or AN Gold Mines’ contractor Alaska Placer Development, Inc. and any necessary activities related to such removal from the Closing Date until December 31, 2014. AN Gold Mines will be responsible for all costs and liabilities associated with the removal of the equipment and any other activities conducted by AN Gold Mines in connection with such removal of equipment.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF the parties have hereunto set their hands and seals as of the Effective Date.

TOWER HILL MINES, INC
Per:

(signed) Jim Komadina
Name: Jim Komadina
Title: Chief Executive Officer

ALASKA/NEVADA GOLD MINES LTD.
Per:

(signed) [Redacted – Name]
Name: [Redacted – Name]
Title:

HEFLINGER MINING & EQUIPMENT COMPANY
Per:

(signed) Carl Heflinger
Name: Carl Heflinger
Title:

CARL HEFLINGER

(signed) Carl Heflinger

FRED HEFLINGER

(signed) Fred Heflinger

SCHEDULE I
TO
STOCK AND ASSET PURCHASE AGREEMENT

Attached to and made a part of that certain Stock and Asset Purchase Agreement dated the 13th day of December, 2011.

HEFLINGER CLAIMS

Heflinger Mining:

Fee Interests

Mineral Survey	Patent Number	Claim Names
2447	50-90-0143	No. 2 Above Discovery Association
2447	50-90-0143	No. 2A Above Discovery Association

Federal Mining Claims

Township	Range	Section	BLM Claim #	Claim Name
8 North	5 West	15NW	61477	Patsy Bench
9 North	4 West	31SE	61478	Black Bench
9 North	4 West	32SW	61479	Little Ben Bench
9 North	4 West	32SW	61480	Oregon
9 North	4 West	32SW	61481	Moonshine
9 North	4 West	32SW	61482	Blue Bird
9 North	4 West	32SW	61483	Nerma Fisko
9 North	4 West	32NE	61484	Prosper
9 North	4 West	32NE	61485	#2 Below Heine Creek
9 North	4 West	32NE	61486	Windy Association
9 North	4 West	32NE	61487	Triangle
9 North	4 West	32NE	61488	Black Dimond
9 North	4 West	29SE	61489	Robin
9 North	4 West	28SW	61490	Dimond Ski Association
9 North	4 West	28SW	61491	Hoover Devide
9 North	4 West	29SE	61492	Mellon
8 North	5 West	6SW	61498	#9 Above Discovery Association
8 North	4 West	6NE	61499	#10 Above Bench
8 North	4 West	5NW	61500	Gem Association
9 North	4 West	32SW	61501	#18 Above Discovery Association
9 North	4 West	32SE	61502	Sunshine
9 North	4 West	32SE	61503	Last Chance Fraction
9 North	4 West	32SE	61504	#23 above Discovery Association
9 North	4 West	32SE	61505	Star Association
9 North	4 West	32SE	61506	May Association
9 North	4 West	32SE	61507	Hot Air Association
9 North	4 West	32SE	61508	Option Association

I-1

Carl Heflinger and Fred Heflinger:

Federal Mining Claims

Township	Range	Section	BLM Claim #	Claim Name
9 North	4 West	32NE	61493	Tomtit Association
9 North	4 West	1SE	61494	LaFrance Association

I-2

SCHEDULE II
TO
STOCK AND ASSET PURCHASE AGREEMENT

ANGM LEASE

II-1

70934308.10 0009373-00001

JB

Appendix B to Purchase Agreement
ANGM Lease

LEASE

THIS LEASE made effective the 3rd day of June, 1996 by and between:

HEFLINGER MINING AND EQUIPMENT COMPANY, a partnership consisting of Carl Frederick Heflinger, Dorothy Joan Heflinger and Frederick Carl Heflinger, all of Fairbanks, Alaska, hereinafter known as the "Lessor", and ALASKA/NEVADA GOLD MINES, LTD., 626 Second Street, Suite 202, Fairbanks, Alaska 99701 hereinafter known as the "Lessee".

WITNESSETH:

1. Lease of Premises. Lessor leases to Lessee and Lessee leases from Lessor the mining property and premises on Livengood Creek and its tributaries and on the South Fork of the Hess River in the Fairbanks Mining District, Fourth Judicial Division, State of Alaska, consisting of the placer claims wholly owned by Lessor and described more particularly as follows:

Claim	BLM Serial Number
Patsy Bench	61477
Black Bench	61478
Little Ben Bench	61479
Oregon Claim	61480
Moonshine	61481
Bluebird	61482
Nerma Fisco	61483
Prosper	61484
No. 2 Below Heine Creek	61485
Windy Association	61486
Triangle	61487
Black Dimond	61488
Robin	61489
Dimond Ski Association	61490
Hoover Devide	61491

FB JL

Mellon	61492
Tomtit Association	61493
LaFrance Association	61494
No. 9 Above Discovery Association	61498
No. 10 Above Bench	61499
Gem Association	61500
No. 18 Above Discovery Association	61501
Sunshine	61502
Last Chance Fraction	61503
No. 23 Above Discovery Association	61504
Star Association	61505
May Association	61506
Hot Air Association	61507
Option Association	61508

During the term of this Lease, Lessor hereby grants to Lessee the exclusive right to explore for, develop, mine, extract, mill, store, process, market and sell all placer minerals situated on, in, or under these placer claims, together with Lessors' interests in the buildings, improvements, settling ponds, water diversion tunnel and ditches thereon and water rights, easements, rights of way and roads appurtenant thereto and all purtances. Lessor warrants to Lessee that Lessor has the right to lease the above premises and agrees to hold Lessee harmless and defend Lessee from claims of others thereto.

2. Initial Term. This Lease shall supercede the lease dated August 25, 1995 now in effect between the parties and shall be for a term beginning with the date of this Lease and continuing until December 31, 1998, unless sooner terminated, as herein provided, or extended in accordance with Paragraph 3.

3. Extended Term. Beginning in calendar year 1998, and continuing for each year thereafter that the provisions of this Paragraph 3 are complied with, Lessee shall have the

2

right, by providing written notice to Lessor by December 1 of each year, to extend the term of the lease for one additional year if, as of December 1 of each year beginning in 1998, the production royalty payments paid pursuant to Paragraph 6 during the given calendar year and the minimum royalty payments paid pursuant to Paragraph 4 during the given calendar year cumulatively equal or exceed $20,000.

4. Minimum Royalty. Beginning in 1998 and during each year of the Extended Term of this Lease, Lessee promises and agrees to pay to Lessor on the 1st day of December a minimum royalty payment in the sum of TWENTY THOUSAND DOLLARS ($20,000.00) in lawful money of the United States of America. The obligation to make each minimum royalty payment shall not accrue until December 1 of each year. In the event that the total production royalty paid to Lessor during any given calendar year exceeds $20,000 in value, the obligation to make any particular minimum royalty payment shall be waived for the given calendar year. In the event that total production royalty paid to Lessor during any given calendar year does not exceed $20,000 in value, Lessee shall be obligated to pay in cash the difference between $20,000 and the value of the production royalty paid to Lessor during the given calendar year. No cash minimum royalty payments made to Lessor pursuant to this

3

Paragraph 4 shall be recoverable by Lessee out of prior or future production royalty payments payable to Lessor pursuant to Paragraph 6.

Lessee shall provide notice to Lessor when production operations have been completed. During reclamation operations after the date of said notice and prior to termination of the Lease, no minimum royalty payment shall be due to Lessor.

5. Work Requirement. (a) Prior to December 31, 1997, Lessee will undertake $50,000 of confirmation drilling on the premises. Lessee will assay any sections of the paystreak encountered in the drilling and save any gold recovered therefrom for use in applications to patent the ground by Lessor. The right of inspection described in Paragraph 12 below shall include Lessor's right to be present during all drilling and to observe all drilling and sampling processes.

(b) Lessee shall diligently prosecute mining with adequate regard to the preparation of ground for mining, and will work the same in the manner necessary to good and economical mining and to conform in all respects to the mining laws and regulations of the State of Alaska and The United States of America.

(c) Beginning in the 11th year of this Lease, in order to maintain this Lease if full force and effect, Lessee shall in each lease year perform a minimum of $500,000 worth of exploration, development, or mining work on or for the

4

benefit of the property. The obligation to perform the exploration, development, or mining work shall accrue on the first day of the relevant lease year. If Lessee performs any exploration, development, or mining work in excess of the amount required for a specific year, the excess amount shall be carried forward and set off against the required exploration, development or mining work required for subsequent lease years. If Lessee fails to perform the amount of exploration, development or mining work required during any lease year, then this Lease shall terminate at the end of that lease year.

All mining operations conducted by Lessee shall be carried out in a miner like fashion and at all times shall be under his sole control and at his discretion as to method and manner of mining.

6. Production Royalty. For all production from the property on or before December 31, 1998, Lessee shall pay to Lessor a royalty of eight percent (8%) of all recovered placer gold. For all production from the property after December 31, 1998, Lessee shall pay to Lessor a royalty of seven percent (7%) of all recovered placer gold. Each cleanup shall be screened so that each party will obtain the proper percent of each size of gold. Unless otherwise requested by Lessor in writing, Lessor shall take the royalty in kind.

To value the production royalty payments for the purpose of determining the minimum royalty payment due, if

5

any, to Lessor under Paragraph 4, the price shall be the London afternoon fix on the date of the cleanup and the placer gold shall be valued at the fineness and shrinkage loss for the deposit, based on either the average of the previous years shipments by Lessee from the property, or historical data, whichever is most recent.

7. Payment. Lessee shall segregate all production royalty payments due Lessor into two equal portions. Lessee shall deliver one portion, equal to 1/2 of the production royalty payment due Lessor, to Frederick Carl Heflinger as an agent for Lessor. Lessee shall deliver the other portion, equal to 1/2 of the production royalty payment due Lessor, to Carl Frederick Heflinger as an agent for Lessor.

8. Maintenance. Lessee shall maintain the road on the property in essentially the condition in which it is now, less reasonable wear and tear, casualty and acts of God excepted.

9. Insurance. The Lessee, at all times during the term of this lease, shall

(a) take out and pay premiums upon public liability insurance policy or policies in an amount of $1,000,000 whereby the insurance company will agree to defend, indemnify and hold harmless the Lessor and/or Lessee against any and all claims for damage by reason of injuries to person or loss of life sustained therein whatsoever by anyone in or about or in connection with the property or the property adjacent thereto; and

6

(b) carry Workers' Compensation and such other insurance as may be required by law or mining regulations.

(c) All dollar figures set forth in this Paragraph 9 shall be adjusted on January 31 of each year for any increase or decrease after the date of this Lease in the Consumer Price Index for Urban Wage Earners and Clerical Workers published by the United States Department of Labor, Bureau of Labor Statistics, entitled "All Items" and applicable to Anchorage, Alaska.

Should the Lessee fail to effect or maintain insurance as provided in this agreement, the Lessor may, but shall not be required to take out insurance or additional insurance and the Lessor shall be entitled to receive reimbursement therefor from the Lessee.

10. Data & Drill Logs. Lessee agrees to give Lessor copies of all data, drill logs, regular reports and Lessor shall have access to same at all reasonable times. At each cleanup, Lessee shall provide Lessor a written report describing the date of the cleanup, the volume of gravel processed, the total weight of placer gold recovered, and the screen analysis of the placer gold recovered. Within 60 days of the end of each calendar year, Lessee shall provide Lessor with a report summarizing operations on the property during the preceeding year.

11. Assessment Work. Lessee agrees during this Lease to perform the annual assessment work as required by law with respect to all claims covered by this Lease and to

7

record the same, filing proper affidavits as proof that the same has been properly filed or recorded. Lessee shall be responsible for payment of the annual rental payment of $100 per claim beginning in 1996 and shall make said payment to BLM on or before August 20 of each year.

12. Inspection. Lessee will keep full and accurate records and maps, showing all essential data obtained during the life of this Lease in propspecting and mining the premises. Said records and maps, at all reasonable times, shall be open to the inspection of Lessor's representative authorized in writing. Said representative shall have the right at all reasonable times, and without interference with mining operations of the Lessee, to enter upon the above described premises, to examine all the workings thereon, and the Lessor's representative shall make such examination and conduct such prospecting as may be deemed necessary to check values and recoveries. This right shall include the right of said representative to make such studies of the Lessee's records pertaining to production and sales as may be necessary to check the determination by the Lessee of the amount of royalty. Lessee will give notice of at least 24 hours in advance of cleanup to Lessor and Lessor or his agent shall have the right to be at cleanup for inspection. Lessee hereby gives notice that cleanups may occur as often as every five days during the production season. Lessor shall have the right to salvage any items of old mining equipment on the property, including those items up by the

8

tunnel.

13. Compliance with Law. Lessee shall comply with all federal and state laws, shall pay all taxes including but not limited to property taxes and taxes assesed by reason of his operations hereunder and by reason of his possession and use of equipment, shall hold Lessor harmless from any liens or attachments arising by virtue of Lessee's operations or arising from claims against Lessee and shall permit Lessor to post notices of non-liability. Lessee shall assume all legal liability for, and shall save Lessors harmless on account of, the injury or death of any person or employees of Lessee upon the leased property, and shall at all times keep posted in a conspicuous place upon said property a notice signed in the name of Lessors which shall set forth and state that the property is leased to Lessee and that Lessors shall not be liable for the injury or death of any person upon the leased property, or otherwise.

14. Protection from Liens and Damages. Lessee shall keep said property and the whole and every part thereof free and clear from liens from labor done or work performed on such property or materials furnished to it for the development or operation thereof under this Lease and while the same is in force and effect and Lessee will keep harmless the Lessor from all costs, loss or usage which may arise by reason of injury or death of any person or damage done to any other property as a result of any work or operations of Lessee or of its possession and occupancy of

9

JB [handwritten initials]

the property, and shall post property to this effect.

15. Causes beyond Lessee's control. If mining operations by Lessee are prevented by causes beyond Lessee's control, Lessee shall be relieved from the requirement to prosecute mining operations during such period. If such inability to operate results from such cause and continues for more than twelve (12) months, Lessor waives all minimum royalties which would otherwise become due up to the time when Lessee is again able to operate. In such case, however, Lessee shall not be relieved of the requirement to keep the property in repair or to perform the annual assessment work as hereinabove provided in Paragraph 11. "Causes beyond Lessee's control" shall include, without limiting the generality thereof, fire, flood, windstorm, earthquake, other acts of God, strikes, labor troubles, civil commotion, riot, war and action of civil or military authorities.

16. Termination by Lessee. Lessee shall have the right to terminate this Lease upon giving the Lessor ninety (90) days advance notice and at the expiration of such 90 days Lessee shall be relieved of all further obligations hereunder except those which have accrued up to such date. On such termination, Lessor shall retain all minimum royalties theretofore paid. Prior to termination, Lessee shall return the property to such standards as meet the environmental, ecological and reclamation requirements of the federal and state law. Prior to termination, Lessee

10

shall obtain the written approval from the appropriate federal and state authorities to evidence that Lessee has achieved such standards. However, in no event, unless required by the appropriate federal and state authorities, shall the Lessee be obligated to return the property to a better condition than existed at the effective date of this lease.

17. Termination by Lessor. If any royalties above reserved or any part thereof shall remain unpaid when the same become due or if Lessee shall violate or default in any of the covenant and agreements herein contained, then Lessor may give Lessee sixty (60) days written notice of non-compliance specifying the defaults by Lessee and if such default or defaults are not cured by Lessee within said 60 day period, Lessor may forfeit the lease by giving Lessee notice thereof, and any minimum royalties previosly paid shall be retained by Lessor. In the event that Lessor terminates this Lease after May 1 of any given year, Lessor shall remain obligated to pay the claim rentals due for that given calendar year in accordance with Paragraph 11.

18. Surrender of Property. Upon termination of this lease, either by limitation or by termination at the election of Lessee or Lessor, as herein provided, Lessee shall evidence such termination by recordable documents, surrender possession of the property and pay all bills or other obligations incurred by it in connection therewith and all royalties due to the Lessor up to the date of

11

termination. Upon termination of this lease, Lessee will have a reasonable time within which to remove all property owned by Lessee from the premises.

19. Dumping Debris. The Lessee will prevent other persons not interested in said premises from dumping tailings, depositing silt, muck or debris on Lessors' premises during the life of this agreement. Lessee will also take all action necessary to prevent trespass by others, and to recover any possession wrongfully taken by others.

20. Assignment and Sub-Letting. Lessee will not assign, mortgage, sell or transfer this lease in whole or in part, nor will Lessee sub-let or sub-lease any interest, any claim or portion thereof unless and until Lessors shall have given their consent thereto in writing; provided, however, that Lessee may assign without consent of Lessors this lease to a parent or affiliated organization, or an organization in which Lessee owns a substantial interest so long as Karl Hanneman or John Bergelin remain as General Manager of Operations. A copy of any agreements entered into by Lessee under this section will be provided to Lessor. Lessor hereby consents to the hiring of Alaska Placer Development, Inc. by Lessee to conduct any and all operations hereunder on behalf of Lessee.

21. Notices. Any notice required to be given hereunder shall be considered given when made in writing and deposited in the mail, certified, addressed to the party at

12

the address herein below set forth:

Lessor:	Heflinger Mining and Equipment Company 655 10th Avenue, #307 Fairbanks, Alaska 99701
with a copy to:	Fred Heflinger [redacted] [redacted], Alaska [redacted]
Lessee:	[redacted], General Manager Alaska/Nevada Gold Mines, Ltd 626 Second Street, Suite 202 Fairbanks, Alaska 99701

22. Heirs and Assigns. This lease shall be binding upon the parties hereto, their heirs, personal representatives, successors and assigns. Time is hereby made the essence of this agreement and the performance of each and every term and condition hereof.

23. Laws Applicable. This lease shall be construed and interpreted in accordance with the laws of Alaska.

24. Integration. This lease contains the entire agreement between Lessor and Lessee and any agreements between said parties hereafter made shall be ineffective to change, modify or discharge this Lease in full or in part, unless such agreement hereafter made is in writing and signed by the parties to be bound.

25. Titles. The titles which are used following the number of each paragraph are so used only for convenience in locating various provisions of the Lease, and shall not be deemed to affect the interpretation or construction of said provision.

26. Representations and Warranties.

26.01 General Representations and Warranties.

13

(a) Lessor hereby represents and warrants that (1) it is an Alaska partnership, duly formed and in good standing with the laws of the State of Alaska, (2) it is qualified to do business in the State of Alaska, and (3) the persons executing this Lease for and on behalf of Lessor are duly authorized to do so.

(b Lessee hereby represents and warrants that (1) it is a California limited partnership, duly formed and in good standing with the laws of the State of California, (2) it is qualified to do business in the State of Alaska, and (3) the person executing this Lease for and on behalf of Lessee is duly authorized to do so.

26.02 Title Representations and Warranties.

Except as specifically set forth in this Paragraph, Lessor make no express or implied representations or warranties of title. Lessor hereby represents and warrants: with respect to those placer claims identified in this Lease, subject to the paramount title of the United States, (i) Lessor has exclusive possession of said claims and (ii) to the best of Lessor's knowledge and belief, the claims are free and clear of all liens and encumbrances arising by, through or under Lessor.

14

IN WITNESS WHEREOF, the parties hereto have executed this Lease the day and year first above written.

Lessor

HEFLINGER MINING AND EQUIPMENT COMPANY

Carl Frederick Heflinger
Partner

Dorothy Joan Heflinger
Partner

Frederick Carl Heflinger
Partner

Lessee

ALASKA/NEVADA GOLD MINES, LTD.
a California limited partnership

[redacted]

15

STATE OF ALASKA )
) ss
FOURTH JUDICIAL DISTRICT )

THIS IS TO CERTIFY that on this 3rd day of June, 1996 before me appeared Carl Frederick Heflinger, personally known or proven to me to be the party described in and who executed the foregoing Lease and that he acknowledged to me that he signed the same freely, voluntarily and for the uses and purposes therein mentioned.

Roberta Yates
NOTARY PUBLIC FOR THE
STATE OF ALASKA
My commission Expires 6/3/97

(SEAL)

STATE OF ALASKA )
) ss
FOURTH JUDICIAL DISTRICT )

THIS IS TO CERTIFY that on this 3rd day of June, 1996 before me appeared Dorothy Joan Heflinger, personally known or proven to me to be the party described in and who executed the foregoing Lease and that she acknowledged to me that she signed the same freely, voluntarily and for the uses and purposes therein mentioned.

Roberta Yates
NOTARY PUBLIC FOR THE
STATE OF ALASKA
My commission Expires 6/3/97

(SEAL)

PB JR

16

STATE OF ALASKA )
) ss
FOURTH JUDICIAL DISTRICT )

THIS IS TO CERTIFY that on this 3rd day of June, 1996 before me appeared Frederick Carl Heflinger, personally known or proven to me to be the party described in and who executed the foregoing Lease and that he acknowledged to me that he signed the same freely, voluntarily and for the uses and purposes therein mentioned.

Roberta Yates
NOTARY PUBLIC FOR THE
STATE OF ALASKA
My commission Expires 6/3/97

(SEAL)

STATE OF ALASKA )
) ss
FOURTH JUDICIAL DISTRICT )

THIS IS TO CERTIFY that on this 3rd day of June, 1996 before me appeared [redacted], personally known or proven to me to be the party described in and who executed the foregoing Lease and that he acknowledged to me that he signed the same freely, voluntarily and for the uses and purposes therein mentioned.

Roberta Yates
NOTARY PUBLIC FOR THE
STATE OF ALASKA
My commission Expires 6/3/97

(SEAL)

17

1st Amendment

TO THAT certain Lease dated the 3rd day of June, 1996 by and between HEFLINGER MINING AND EQUIPMENT COMPANY, Lessor, and ALASKA/NEVADA GOLD MINES, LTD., Lessee.

This amendment, made as of the 16th day of November, 2006, modifies the lease dated the 3rd of June, 1996 described above lease as follows:

Paragraph 5. Work Requirement.

The first sentence of Paragraph 5. (c) shall read:

(c) Beginning in the 12th year of this Lease (January 1, 2007 and continuing through December 31, 2007), in order to maintain this Lease in full force and effect, Lessee shall in each lease year perform a minimum of $500,000 worth of exploration, development, or mining work on or for the benefit of the property.

IN WITNESS WHEREOF, the parties hereto have executed this Lease the day and year first above written.

Lessor

HEFLINGER MINING AND EQUIPMENT COMPANY

Carl F. Heflinger

Carl Frederick Heflinger
Partner

Frederick Carl Heflinger
Partner

Lessee

ALASKA/NEVADA GOLD MINES, LTD.
a California limited partnership

[redacted]

STATE OF ALASKA )
) ss
FOURTH JUDICIAL DISTRICT )

THIS IS TO CERTIFY that on this 17th day of November, 2006 before me appeared Carl Frederick Heflinger, personally known or proven to me to be the party described in and who executed the foregoing Lease and that he acknowledged to me that he signed the same freely, voluntarily and for the uses and purposes therein mentioned.

Notary Public
DELORES F. SIAH
State of Alaska
My Commission Expires 05/17/2009

Delores F Siah
NOTARY PUBLIC FOR THE STATE OF ALASKA
My commission expires 05-17-09

(SEAL)

STATE OF ALASKA )
) ss
FOURTH JUDICIAL DISTRICT )

THIS IS TO CERTIFY that on this 17th day of November, 2006 before me appeared Frederick Carl Heflinger, personally known or proven to me to be the party described in and who executed the foregoing Lease and that he acknowledged to me that he signed the same freely, voluntarily and for the uses and purposes therein mentioned.

Notary Public
DELORES F. SIAH
State of Alaska
My Commission Expires 05/17/2009

(SEAL)

Delores F Siah
NOTARY PUBLIC FOR THE STATE OF ALASKA
My commission expires 05-17-09

STATE OF ALASKA )
) ss
FOURTH JUDICIAL DISTRICT )

THIS IS TO CERTIFY that on this 17th day of November, 2006 before me appeared [redacted] personally known or proven to me to be the party described in and who executed the foregoing Lease and that he acknowledged to me that he signed the same freely, voluntarily and for the uses and purposes therein mentioned.

Patricia Vroman
NOTARY PUBLIC FOR THE STATE OF ALASKA
My commission expires 8/14/2010

(SEAL)

FB CH

2nd Amendment

TO THAT certain Lease dated the 3rd day of June, 1996 by and between HEFLINGER MINING AND EQUIPMENT COMPANY, Lessor, and ALASKA/NEVADA GOLD MINES, LTD., Lessee, as modified by the 1st amendment dated November 16, 2006.

This amendment, made as of the 24th day of November, 2007, modifies the lease described above as follows:

Paragraph 5. Work Requirement.

The first sentence of Paragraph 5. (c) shall read:

(c) Beginning in the 14th year of this Lease (January 1, 2009 and continuing through December 31, 2009), in order to maintain this Lease in full force and effect, Lessee shall in each lease year perform a minimum of $500,000 worth of exploration, development, or mining work on or for the benefit of the property.

IN WITNESS WHEREOF, the parties hereto have executed this Lease as of the day and year first above written.

Lessor

HEFLINGER MINING AND EQUIPMENT COMPANY

Carl Frederick Heflinger
Partner

Frederick Carl Heflinger
Partner

Lessee

ALASKA/NEVADA GOLD MINES, LTD.
a California limited partnership

[redacted]

STATE OF ALASKA )
) ss
FOURTH JUDICIAL DISTRICT )

THIS IS TO CERTIFY that on this 28 day of November, 2007 before me appeared Carl Frederick Heflinger, personally known or proven to me to be the party described in and who executed the foregoing Lease and that he acknowledged to me that he signed the same freely, voluntarily and for the uses and purposes therein mentioned.

Notary Public
HEIDI HURBEN
State of Alaska
My Commission Expires 4/21/2009

NOTARY PUBLIC FOR THE STATE OF ALASKA
My commission expires 4/21/09

(SEAL)

STATE OF ALASKA )
) ss
FOURTH JUDICIAL DISTRICT )

THIS IS TO CERTIFY that on this 28 day of November, 2007 before me appeared Frederick Carl Heflinger, personally known or proven to me to be the party described in and who executed the foregoing Lease and that he acknowledged to me that he signed the same freely, voluntarily and for the uses and purposes therein mentioned.

Notary Public
HEIDI HURBEN
State of Alaska
My Commission Expires 4/21/2009

NOTARY PUBLIC FOR THE STATE OF ALASKA
My commission expires 4/21/09

(SEAL)

STATE OF ALASKA )
) ss
FOURTH JUDICIAL DISTRICT )

THIS IS TO CERTIFY that on this 24th day of November, 2007 before me appeared [redacted] personally known or proven to me to be the party described in and who executed the foregoing Lease and that he acknowledged to me that he signed the same freely, voluntarily and for the uses and purposes therein mentioned.

Amanda Crabtree
NOTARY PUBLIC FOR THE STATE OF ALASKA
My commission expires May 4th 2010

AMANDA CRABTREE
My Commission Expires May 4, 2010
NOTARY PUBLIC
STATE OF ALASKA

(SEAL)

THIRD AMENDMENT TO LEASE AGREEMENT

To that certain Lease dated June 3, 1996 by and between Heflinger Mining and Equipment Company, Lessor, and Alaska/Nevada Gold Mines, Ltd, Lessee as previously modified by Amendment 1 dated November 16, 2006 and Amendment 2 dated November 24, 2007. This Third Amendment is effective as of June 16, 2009 (notwithstanding that it is signed at a later date).

Pending the prospective sale of the parties combined mining claims to Mud Miners Inc., pursuant to that certain Exclusive Option to Purchase Agreement and related sale documents, Heflinger and ANGM agree that the lease payments as due and payable by ANGM to Heflinger under the terms of the June 1996 Lease Agreement and the exploration, development and/or mining work required under the 2nd Amendment shall be suspended with the understanding that if the sale to Mud Miners Inc., proceeds to closing, the lease shall automatically terminate and ANGM shall not be obligated to make any further lease payments or to perform the development work specified in the 2nd Amendment. In the event that the sale to Mud Miners Inc., does not close, the lease payments and the obligations specified in the 2nd Amendment shall continue to be suspended until June 3, 2011 at which time the parties shall negotiate to execute another lease amendment on terms and conditions mutually agreeable, extending the term of the Lease for at least one additional year.

LESSOR:
Heflinger Mining and Equipment Company

By: Carl F. Heflinger
Carl Frederick Heflinger
Partner and Authorized Representative

LESSEE:

Alaska/Nevada Gold Mines, Ltd.
a California Limited Partnership

By: [redacted]

SCHEDULE III
TO
STOCK AND ASSET PURCHASE AGREEMENT

Attached to and made a part of that certain Stock and Asset Purchase Agreement dated the 13th day of December, 2011.

LIVENGOOD CLAIMS

Part 1 - Fee Interests

Mineral Survey	Patent Number	Claim Names	Seller’s Ownership
832	743623	Wagner Association Bench	100%
1604	1041577	Snow Bird Bench	100%
1604	1041577	Mint Bench	100%
1604	1041577	Black Jack	100%
1609	1043895	Navada Bench Placer	100%
1609	1043895	Gold Brick Fraction Placer	100%
1623	1073686	Italy	100%
1624	1073687	Trustworthy Association	100%
1624	1073687	Imperial Association	100%
1625	1075872	Etna-Sunnyside Association	15/16
1625	1075872	Sunny Bench Association	100%
1640	1069069	Duncan	100%
1641	1069097	Eureka or No. 22 Creek Above on Livengood	100%
1641	1069097	Placer Mining Claim No. 21 Above Discovery on Livengood Creek	100%
1641	1069097	Placer Mining Claim No. 20 Above Discovery on Livengood Creek	3/4
1641	1069097	Placer Mining Claim No. 19 Above Discovery on Livengood Creek	100%
1641	1069097	Last Chance	100%
1641	1069097	Tolovana Bench	100%
1960	1036259	No.1 Above Discovery on Livengood Creek	100%
1960	1036259	The Tolovana Placer Mining Bench Claim on Right Limit of Livengood Creek	100%
1960	1036259	No.1 Above Discovery Bench	100%
1960	1036259	No. One Bench Fraction Above Discovery Right Limit Livengood Creek	100%
1960	1036259	Ready Bullion Placer Mining Bench Claim on Right Limit of Livengood Creek	100%
1963	1045457	Deep Channel Association	100%
1966	1031406	Golden Rod Association	100%
2060	1117204	Eldorado Bench	100%

III-1

Mineral Survey	Patent Number	Claim Names	Seller’s Ownership
2071	1117929	Marietta Association	100%
2152	1127946	Hidden Treasure	100%
2152	1127946	Hot Day	100%

Part 2 - Federal Mining Claims

Township	Range	Section	BLM Claim #	Claim Name
8 North	5 West	11SE	61249	#5 above Discovery
8 North	5 West	11SE	61250	Star fraction
8 North	5 West	11SW	61256	#3 above discovery
8 North	5 West	11SE	61257	#4 above discovery
8 North	5 West	11NE	61258	Dickey-fraction
8 North	5 West	11SE	61259	#4-a above discovery
8 North	5 West	11NE	61260	#5 above discovery bench
8 North	5 West	11NE	61261	#5 bench fraction, 1st tier
8 North	5 West	11NE	61262	Leitrim a/k/a letruim, letrium, letram association
8 North	5 West	12NW	61263	#7 bench right limit 1st tier above discovery
8 North	5 West	12NW	61264	#7 above discovery
8 North	5 West	12NW	61265	Rosalind fraction
8 North	5 West	12NW	61266	#8 above discovery
8 North	5 West	1SW	61267	Chatham bench association
8 North	5 West	1SW	61268	Gold dollar association claim
8 North	4 West	7NW	61269	Basin association claim
8 North	4 West	6SW	61270	Dorothy association bench claim
8 North	4 West	6SW	61271	Riffle association claim
8 North	4 West	6SE	61272	Montana association
8 North	5 West	11NE	61273	High grade fraction
8 North	5 West	11NE	61274	Triangle fraction
8 North	5 West	12NW	61275	#6 above discovery
8 North	5 West	12NW	61276	o.k. fraction
8 North	5 West	12NW	61277	#1 frank (franklin) gulch
8 North	5 West	1SW	61278	#2 franklin gulch
9 North	4 West	33SW	61292	Cloud association
9 North	4 West	33SW	61293	Ruby bench
8 North	5 West	28SW	61322	Pete
8 North	5 West	28NW	61323	Mike
8 North	5 West	21SE	61324	Ike
8 North	5 West	21NE	61325	Carolyn
8 North	5 West	21SE	61326	Sunshine Fraction
8 North	5 West	16SE	61327	Frio
8 North	5 West	16SW	61328	Ring
8 North	5 West	16SW	61329	Pilot
8 North	5 West	16SE	61330	Dan
8 North	5 West	16SE	61331	Nyuk
8 North	5 West	16SE	61332	Sweede Association

III-2

Township	Range	Section	BLM Claim #	Claim Name
8 North	5 West	15SW	61333	Eureka Banch claim
8 North	5 West	15SW	61334	Bessie Bench
8 North	5 West	15NW	61335	Jeanne
8 North	5 West	16NE	61336	Hawk
8 North	5 West	16NE	61337	Gypsy
8 North	5 West	15NW	61338	Reef Association
8 North	5 West	15NW	61339	California Fraction
8 North	5 West	15NW	61340	No. 1 Below Discovery
8 North	5 West	9SE	61341	Horse
8 North	5 West	9SE	61342	Close
8 North	5 West	10SW	61343	No. 2 Below Myrtle Creek
8 North	5 West	15NW	61344	No. 1 Bench Right Limit
8 North	5 West	15NW	61345	No. 1 Bench Fraction
8 North	5 West	15NE	61346	Discovery Livengood Cr. Association
8 North	5 West	10SW	61347	Placer Mining Claim No. 1 Below Discovery
8 North	5 West	9SE	61348	Destiny
8 North	5 West	9NE	61349	Jackpot
8 North	5 West	10NW	61350	Nancy
8 North	5 West	10NW	61351	Paystreak Bench Claim
8 North	5 West	10NW	61352	Eureka Bench Claim on Left Limit
8 North	5 West	10SW	61353	Deep Channel Fraction
8 North	5 West	10NW	61354	Colorado Association
8 North	5 West	10SE	61355	George Association, 2nd Tier
8 North	5 West	10SE	61356	Gan Fraction, 2nd Tier right limit
8 North	5 West	10NE	61357	Colorado Fraction, 3rd tier right limit
8 North	5 West	10NE	61358	Sacramento Bench
8 North	5 West	10NE	61359	Three Star Association
8 North	5 West	10SE	61360	Toni Placer Mining Claim
8 North	5 West	10NE	61361	Little Butch
8 North	5 West	10NE	61362	Horseshoe claim
8 North	5 West	10NE	61363	Carryall
8 North	5 West	10NE	61364	Fish Association
8 North	5 West	11NW	61365	Homesite Bench
8 North	5 West	11NW	61366	Virgina Association
8 North	5 West	10NW	61367	Eagle Bench Association
8 North	5 West	11NE	61368	Birch Fraction
8 North	5 West	2SE	61369	Brendan or Brandon Bench
8 North	5 West	2SW	61370	Xmas
8 North	5 West	2SE	61371	Blanche
8 North	5 West	1SW	61372	Audrey Fraction
8 North	5 West	1SW	61373	Gold Dollar Fraction
8 North	5 West	1SW	61374	Livengood Bench Right Limit
8 North	5 West	1NW	61375	Snow
8 North	5 West	1NE	61376	Ice
8 North	5 West	1SE	61377	Harding (Pearson)
8 North	5 West	1SE	61378	Mayflower Claim
8 North	5 West	1SE	61379	Golden Gusher Bench Claim

III-3

Township	Range	Section	BLM Claim #	Claim Name
8 North	4 West	6SW	61380	Bonznza Bench
8 North	4 West	6NW	61381	North Star Association
8 North	4 West	6NW	61382	Black Bear Association
8 North	4 West	6NW	61383	Tom Cat Bench
8 North	4 West	6NW	61385	Flat Association
8 North	4 West	6SW	61386	Magnus Opus
8 North	4 West	6NE	61387	Banner Bench claim
8 North	4 West	6NE	61388	Jewel Bench
8 North	4 West	6NW	61389	Wild Cat bench
9 North	4 West	31SE	61391	Hum Dinger
8 North	4 West	6NE	61392	Red Claim
9 North	4 West	31SE	61393	Jerry Association
9 North	4 West	32SW	61394	Alaska
9 North	4 West	32NW	61395	California Association claim
9 North	4 West	32NW	61396	Gol Run Bench, 2nd Tier
9 North	4 West	29SE	61399	Spring Association
9 North	4 West	28SE	61406	Wedge Claim
9 North	4 West	28SE	61407	Bulldozer
9 North	4 West	28SE	61408	Eve
9 North	4 West	27SW	61409	Resavoir Association
9 North	4 West	28SW	61420	Alabam on the divide
9 North	4 West	29SW	63462	Dome a/k/a Dome Association
9 North	4 West	1SW	63466	Marjorie Bench

Part 3 - Alaska Mining Claims

Township	Range	Section	ADL Claim #	Claim Name
8 North	5 West	10NE	361349	Galaxy 1
8 North	5 West	10NE	361350	Galaxy 2
8 North	5 West	2SW	361351	Galaxy 3
8 North	5 West	2SW 3SE 10NE 11NW	361352	Galaxy 4
8 North	5 West	10NE 11NW	361353	Galaxy 5
8 North	5 West	2SW	361354	Galaxy 6
8 North	5 West	2SW 11NW	361355	Galaxy 7
8 North	5 West	11NW	361356	Galaxy 8
8 North	5 West	2SW 2SE	361357	Galaxy 9
8 North	5 West	2SW 2SE 11NW 11NE	361358	Galaxy 10
8 North	5 West	1NW 1SW 2NE 2SE	361359	Galaxy 11
8 North	5 West	1SW 2SE	361360	Galaxy 12
8 North	5 West	1SW 2SE	361361	Galaxy 13
8 North	5 West	1NW 1NE	361362	Galaxy 14
8 North	5 West	1SW	361363	Galaxy 15
8 North	5 West	1NW 1SW	361364	Galaxy 16
8 North 9 North	4 West	6NW 7NE, 31SW	361365	Galaxy 17
8 North	4 West	6NW, 31SE	361366	Galaxy 18

III-4

Township	Range	Section	ADL Claim #	Claim Name
9 North
9 North	4 West	31SE	361367	Galaxy 19
9 North	4 West	31SE	361368	Galaxy 20
9 North	4 West	28	603474	FM9N4W28SW
9 North	4 West	28	603475	FM9N4W28SE
9 North	4 West	28	603476	FM9N4W28NE
9 North	4 West	28	603477	FM9N4W28NW

III-5

SCHEDULE IV
TO
STOCK AND ASSET PURCHASE AGREEMENT

Attached to and made a part of that certain Stock and Asset Purchase Agreement dated the 13th day of December, 2011.

QUITCLAIM DEED

[see attached form]

RECORD THIS INSTRUMENT IN THE FAIRBANKS RECORDING DISTRICT

AFTER RECORDING, RETURN
THIS INSTRUMENT TO:	Tower Hill Mines, Inc.
506 Gaffney, Suite 200,
Fairbanks, Alaska 99701

QUITCLAIM DEED

THIS QUITCLAIM DEED, made this _____day of __________, 2011, by and between Heflinger Mining & Equipment Company, an Alaska general partnership whose address is P.O. Box 250, Ester, Alaska 99725, Carl F. Heflinger, whose address is [Redacted – Address], and Fred Heflinger, whose address is [Redacted – Address], hereinafter referred to as “Grantors”, and Tower Hill Mines, Inc., an Alaska corporation the address of which is 506 Gaffney, Suite 200, Fairbanks, Alaska 99701, hereinafter referred to as “Grantee”,

WITNESSETH

That Grantors and each of them, for and in consideration of One Dollar ($1.00) in hand paid and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, do hereby CONVEY and QUITCLAIM unto Grantee, its successors and assigns, all rights, titles, and interests, if any, which Grantors jointly or severally have in, to, under, and respecting the two (2) patented mining claims and the twenty-nine (29) unpatented federal mining claims described on the attached Exhibit A, TO HAVE AND TO HOLD THE SAME, together with all and singular, the appurtenances thereunto belonging or in anywise appertaining, FOREVER.

IN WITNESS WHEREOF, each of the Grantors has executed this quitclaim deed the day and year first above written.

HEFLINGER MINING & EQUIPMENT COMPANY

By
Carl F. Heflinger, Partner

By
Fred Heflinger, Partner

CARL HEFLINGER, individually

FRED HEFLINGER, individually

[acknowledgments of Grantors]

STATE OF ALASKA	)
)
FOURTH JUDICIAL DISTRICT	)

THIS CERTIFIES that on the _____day of _______________, 2011, at Fairbanks, Alaska, the foregoing instrument was acknowledged before me by Carl F. Heflinger and Fred Heflinger, partners in HEFLINGER MINING & EQUIPMENT COMPANY, an Alaska general partnership, on behalf of said general partnership.

Notary Public in and for Alaska
Residing at _________________________________________
My commission expires ________________________________

STATE OF ALASKA	)
)
FOURTH JUDICIAL DISTRICT	)

THIS CERTIFIES that on the _____day of _______________, 2011, at Fairbanks, Alaska, the foregoing instrument was acknowledged before me by CARL F. HEFLINGER.

Notary Public in and for Alaska
Residing at _________________________________________
My commission expires ________________________________

STATE OF ALASKA	)
)
FOURTH JUDICIAL DISTRICT	)

THIS CERTIFIES that on the _____day of _______________, 2011, at Fairbanks, Alaska, the foregoing instrument was acknowledged before me by FRED HEFLINGER.

Notary Public in and for Alaska
Residing at _________________________________________
My commission expires ________________________________

EXHIBIT A

Heflinger Mining:

Part 1: Fee Interests

Mineral Survey	Patent Number	Claim Names
2447	50-90-0143	No. 2 Above Discovery Association
2447	50-90-0143	No. 2A Above Discovery Association

Part 2: Federal Mining Claims

Township	Range	Section	BLM Claim #	Claim Name
8 North	5 West	15NW	61477	Patsy Bench
9 North	4 West	31SE	61478	Black Bench
9 North	4 West	32SW	61479	Little Ben Bench
9 North	4 West	32SW	61480	Oregon
9 North	4 West	32SW	61481	Moonshine
9 North	4 West	32SW	61482	Blue Bird
9 North	4 West	32SW	61483	Nerma Fisko
9 North	4 West	32NE	61484	Prosper
9 North	4 West	32NE	61485	#2 Below Heine Creek
9 North	4 West	32NE	61486	Windy Association
9 North	4 West	32NE	61487	Triangle
9 North	4 West	32NE	61488	Black Dimond
9 North	4 West	29SE	61489	Robin
9 North	4 West	28SW	61490	Dimond Ski Association
9 North	4 West	28SW	61491	Hoover Devide
9 North	4 West	29SE	61492	Mellon
8 North	5 West	6SW	61498	#9 Above Discovery Association
8 North	4 West	6NE	61499	#10 Above Bench
8 North	4 West	5NW	61500	Gem Association
9 North	4 West	32SW	61501	#18 Above Discovery Association
9 North	4 West	32SE	61502	Sunshine
9 North	4 West	32SE	61503	Last Chance Fraction
9 North	4 West	32SE	61504	#23 above Discovery Association
9 North	4 West	32SE	61505	Star Association
9 North	4 West	32SE	61506	May Association
9 North	4 West	32SE	61507	Hot Air Association
9 North	4 West	32SE	61508	Option Association

Carl Heflinger and Fred Heflinger:

Federal Mining Claims

Township	Range	Section	BLM Claim #	Claim Name
9 North	4 West	32NE	61493	Tomtit Association
9 North	4 West	1SE	61494	LaFrance Association

SCHEDULE V
TO
STOCK AND ASSET PURCHASE AGREEMENT

Attached to and made a part of that certain Stock and Asset Purchase Agreement dated the 13th day of December, 2011.

DEED OF TRUST

[see attached]

V-1

RECORD THIS INSTRUMENT IN THE FAIRBANKS RECORDING DISTRICT

RETURN THIS
INSTRUMENT TO:	ALASKA/NEVADA GOLD MINES, LTD.
626 Second Street, Suite 202
Fairbanks, AK 99701

DEED OF TRUST

given by

TOWER HILL MINES, INC.
and
LIVENGOOD PLACERS, INC.
(collectively, “Trustor”)

to

YUKON TITLE COMPANY, INC. (“Trustee”)

and

ALASKA/NEVADA GOLD MINES, LTD.

and

HEFLINGER MINING & EQUIPMENT COMPANY
(collectively “Beneficiaries” and each a “Beneficiary”)

December 13, 2011

DEED OF TRUST (Cover Page)

EXHIBIT A: Real Property

DEED OF TRUST (Table of Contents)—Page i

THIS DEED OF TRUST (“this Instrument”) given as of the 13th day of December, 2011, by TOWER HILL MINES, INC., an Alaska corporation the address of which is 506 Gaffney Road, Suite 200, Fairbanks, Alaska 99701, and LIVENGOOD PLACERS, INC., a Nevada corporation authorized to transact business in Alaska the address of which is c/o TOWER HILL MINES, INC., 506 Gaffney Road, Suite 200, Fairbanks, Alaska 99701 (Tower Hill Mines, Inc. and Livengood Placers, Inc. collectively are referred to herein as “Trustor”), to YUKON TITLE COMPANY, INC. (“Trustee”), an Alaska corporation the address of which is 714 Gaffney Road, Fairbanks, Alaska 99701, and ALASKA/NEVADA GOLD MINES, LTD., a California limited partnership the address of which is 626 Second Street, Suite 202, Fairbanks, AK 99701, and HEFLINGER MINING & EQUIPMENT COMPANY, an Alaska general partnership the address of which is 221 Eagan Avenue #132, Fairbanks, AK 99701 (Alaska/Nevada Gold Mines, Ltd. and Heflinger Mining & Equipment Company collectively are referred to herein as “Beneficiaries” and individually as a “Beneficiary”).

WITNESSETH:

THAT FOR AND IN CONSIDERATION of $10.00 and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, Trustor and Beneficiaries hereby act and agree as follows:

1.           Definitions.

For purposes of this Instrument, the following terms shall have the following meanings:

“Agreement” means that certain Stock and Asset Purchase Agreement dated December 13, 2011, among, inter alia, Beneficiaries and Tower respecting, inter alia, the Mortgaged Properties, as the same may be amended or modified in writing by the Parties from time to time.

“Lands” means the lands included in the Real Property.

“Mortgaged Properties” means the Real Property.

“Real Property” means all rights, title, and interests now owned or hereafter acquired by Trustor in, to, under or respecting the real property described in Exhibit A attached hereto.

“Secured Obligation” means the obligation of Tower to each Beneficiary to pay the portion of the Contingent Final Payment (as defined in the Agreement) to such Beneficiary in accordance with the Agreement.

“Tower” means Tower Hill Mines, Inc.

DEED OF TRUST—Page 1

2.           Grant of Security Interest in Real Property.

Trustor hereby GRANTS, BARGAINS, SELLS, ASSIGNS, TRANSFERS, MORTGAGES, and CONVEYS unto Trustee in trust, with power of sale, for the benefit of each Beneficiary, all rights, titles, and interests now held or hereafter acquired by or for Trustor or to which Trustor now or hereafter is entitled in, under, to, or respecting the Real Property and the Lands, TO HAVE AND TO HOLD said property unto Trustee, subject to all of the terms, conditions, and provisions of this Instrument and for the uses and purposes set forth in this Instrument, forever.

3.           Secured Obligation.

This Instrument is executed and delivered by Trustor to secure the due and punctual payment to each Beneficiary by Trustor of the Secured Obligation.

4.           Representations and Warranties of Trustor.

Trustor hereby represents and warrants that Trustor owns the Mortgaged Properties free and clear of any and all liens, charges, encumbrances, security interests, royalties, or other interests of third parties arising by, through, or under Trustor, but not otherwise.

5.           Covenants of Trustor.

Trustor hereby agrees and covenants as follows:

(a)

(1) to keep, or to cause to be kept—except as expressly provided in subparagraph (a)(2) below—the Mortgaged Properties in good standing (A) under the laws of the United States, the State of Alaska, and any relevant local laws and (B) under any agreements relating to the Mortgaged Properties; and, in the case of payments that must be made to the United States, or the State of Alaska, from time to time or in the case of documents that must be filed with the United States, or the State of Alaska, from time to time to maintain the Real Property in good standing, to deliver to each Beneficiary—within three days after the making of any such payment or filing—evidence of the making of each such payment or filing at least 30 days in advance of the due date therefor;

(2) upon delivery of written notice to Beneficiaries together with a copy of an agreement between Tower and the Alaska Mental Health Trust Authority (“AMHTA”) pursuant to which AMHTA, acting through the Trust Land Office, agrees that (A) all of the Lands included within any Real Property that Trustor abandons for the purpose of allowing said lands to be acquired by AMHTA and added to a new or existing mining lease between AMHTA and Tower will be so added to said mining lease and (B) Tower’s interest under said mining lease insofar as it covers and includes said lands will be subjected to the lien of this Instrument and thus added to the Mortgaged Properties, Trustor may abandon such of the Real Property as is described in said notice;

DEED OF TRUST—Page 2

(b)

to comply with, or to cause to be complied with, all applicable and valid laws, rules, and regulations of the United States, the State of Alaska, and any other governmental entity exercising jurisdiction over the Mortgaged Properties or the exploration, development, or mining thereof or the production of valuable minerals therefrom;

(c)	to undertake, or to cause to be undertaken, any and all work upon the Mortgaged Properties in accordance with standards of performance common to the mining industry in North America;

(d)

to carry, or to cause to be carried, workmen’s compensation insurance, employer’s liability insurance, comprehensive general liability insurance, comprehensive motor vehicle and trailer liability insurance, umbrella excess liability insurance, and such other insurance as may be necessary or proper, in amounts sufficient to cover Trustor’s operations and affairs undertaken in connection with the Mortgaged Properties;

(e)

to pay, or to cause to be paid, before delinquent, all lawful taxes, assessments, or other charges of every kind and character assessed, levied, or imposed on or in connection with the Mortgaged Properties or the exploration, development, or mining thereof or the production of valuable minerals therefrom, including without limitation any applicable federal or state income taxes or severance taxes;

(f)

to notify Beneficiaries promptly of any threatened claim, litigation, or other event affecting the representations and warranties of Trustor contained in Paragraph 4 or any other provision of this Instrument or the Exhibits attached hereto relating to Trustor or the Mortgaged Properties;

(g)

to pay promptly, or to cause to be paid promptly, all bills for labor or material in connection with the Mortgaged Properties or the exploration, development, or mining thereof or the production of valuable minerals therefrom;

(h)

to permit each Beneficiary, at its own risk, to enter upon, examine, and inspect the Mortgaged Properties and any and all exploration, development, mining, or production operations being conducted thereon;

(i)

to do, or to cause to be done, all things necessary or proper to maintain and defend Trustor’s right, title, and interest in and to the Mortgaged Properties as represented and warranted in Paragraph 4 of this Instrument;

(j)

to do, or to cause to be done, all things necessary or proper to maintain the Mortgaged Properties in good repair, working order, and condition, and to make, or to cause to be made, from time to time all necessary or proper repairs, substitutions, or replacements of the Mortgaged Properties;

DEED OF TRUST—Page 3

(k)

not to create any security interest, charge, lien or other encumbrance (except purchase money security interests in real or personal property added to the Mortgaged Properties) upon the Mortgaged Properties or any part thereof ranking or purporting to rank in priority higher than or equal to the security interest created by this Instrument.

6.           Events of Default and Remedies.

The failure of Tower to make due and punctual payment of the Secured Obligation to a Beneficiary in accordance with the Agreement shall be an “Event of Default” in respect of such Benefiaciary, provided, however, that Trustee or such Beneficiary shall first give written notice of an Event of Default to Trustor (and to any third party (“Interested Party”) which Trustor may from time to time request in writing to the Beneficiaries that notice be given of an Event of Default) and Trustor shall have a period of 30 days from the date of such notice to remedy the Event of Default. Trustee and Beneficiaries hereby agree that any Interested Party shall be entitled to make payment of a Default Amount in full satisfaction of the Trustor’s obligations hereunder. Upon the occurrence of any Event of Default that is continuing following such 30-day period, the affected Beneficiary or Beneficiaries, as the case may be,

(a)

may execute or cause Trustee to execute a written notice of such default and of the affected Beneficiary’s or Beneficiaries’ election to cause to be sold the Mortgaged Properties held by Trustee to satisfy the Secured Obligation; and

(b)

shall cause such notice to be recorded in the office of the district recorder for the recording district in which said property or some part thereof is located. Notice of sale shall be given as then required by law.

Thereafter, Trustee, without demand on Trustor, shall sell said property in Fairbanks, Alaska, or such other location as allowed by law, at the place provided by law at the time fixed in said notice of sale, either as a whole or in separate parcels and in such order as it may determine, at public auction to the highest and best bidder. The affected Beneficiary or Beneficiaries, as the case may be, shall have the right to make an offset bid without cash in an amount equal to the balance owed it or them by Trustor at the time of the sale, including any sums expended by said Beneficiary or Beneficiaries and Trustee under this Instrument with interest, costs of sale, and attorneys’ fees. Trustee may postpone sale of all or any portion of said property by public announcement at such time and place of sale, and from time to time thereafter may postpone such sale by public announcement at the time fixed by the preceding postponement. Trustee shall deliver to the purchaser its deed conveying the property so sold, but without any covenant or warranty, express or implied. The recitals in such deed of any matters or facts shall be conclusive proof of the truthfulness thereof. Any person including Trustor, Trustee, or any Beneficiary, may purchase at such sale. After deducting all costs and fees of Trustee, including without limitation costs of evidence of title and attorneys’ fees in connection with the sale, Trustee shall apply the proceeds of sale to payment of all sums expended under the terms hereof, all other sums then secured hereby, and the remainder, if any, to the person or persons legally entitled thereto.

DEED OF TRUST—Page 4

Nothing contained herein shall be construed to limit the right of an affected Beneficiary to foreclose this Instrument by judicial action or to bring an action upon any promise to pay a certain amount or amounts that is secured by this Instrument without attempting to foreclose this Instrument either by exercise of the power of sale or by judicial action.

TRUSTOR IS PERSONALLY OBLIGATED AND FULLY LIABLE FOR THE AMOUNTS DUE UNDER THE AGREEMENT. EACH BENEFICIARY HAS THE RIGHT TO SUE ON THE AGREEMENT AND TO OBTAIN A PERSONAL JUDGMENT AGAINST TRUSTOR FOR THE AMOUNT DUE TO SUCH BENEFICIARY UNDER THE AGREEMENT EITHER BEFORE OR AFTER A JUDICIAL FORECLOSURE UNDER ALASKA STATUTES 09.45.170 -09.45.220 OF THIS INSTRUMENT GIVEN BY TRUSTOR TO SECURE PAYMENT OF THE AMOUNTS DUE TO SUCH BENEFICIARY UNDER THE AGREEMENT.

Trustor shall pay all costs and attorneys’ fees incurred by Trustee or the affected Beneficiary or Beneficiaries in connection with any sale under or pursuant to this Instrument.

Trustee accepts this trust when this Instrument, duly executed and acknowledged, is made a public record as provided by law.

The Beneficiaries may from time to time as provided by law appoint another Trustee in place and stead of Trustee herein named, and thereupon Trustee herein named shall be discharged and Trustee so appointed shall be substituted as Trustee hereunder with the same effect as if originally named Trustee herein.

7.           Reconveyance by Trustee and Release by Beneficiary.

Upon the full and complete performance of the Secured Obligation to each Beneficiary, (a) this Instrument shall automatically terminate and be of no further force and effect, (b) the Mortgaged Properties shall become wholly free and clear of any lien imposed by this Instrument, (c) each Beneficiary shall promptly deliver to Trustee a written notice stating that the Secured Obligation owing to it has been paid or otherwise fulfilled and instructing Trustee—upon receipt of written notices from both Beneficiaries as described above and upon payment of its fees—to reconvey, without warranty, the Mortgaged Properties then held under this Instrument, and (d) each Beneficiary shall promptly execute and deliver to Trustor a release of this Instrument and such other instruments of satisfaction or release (including without limitation termination statements) as may be appropriate.

8.           Addresses.

For all purposes of this Instrument the addresses of Trustor and the Beneficiaries shall be as follows, until changed in a written notice delivered to the other party:

DEED OF TRUST—Page 5

Trustors:	c/o TOWER HILL MINES, INC.,
Attention: James J. Komadina
Suite 350, 9635 Maroon Circle,
Englewood, CO 80112
	Telephone:	720-881-7646
Email: jkomadina@ithmines.com

Beneficiaries:	c/o ALASKA/NEVADA GOLD MINES, LTD.
Attention: [Redacted – Name]
626 Second Street, Suite 202
	Fairbanks, AK	99701
	Telephone:	[Redacted – Telephone]
	Facsimile:	[Redacted – Fax]
	Email:	[Redacted – Email]

9.           Further Actions.

The parties hereto hereby agree to take any and all actions and to execute, acknowledge, and deliver any and all documents reasonably necessary to effect the purposes of this Instrument.

10.        Assignment; Binding Effect.

Each Beneficiary may assign any or all of its rights under this Instrument at any time and from time to time. This Instrument shall be binding upon and inure to the benefit of Trustor, each Beneficiary, and their respective successors and assigns.

11.        Applicable Law.

This Agreement shall be interpreted, construed, and enforced in accordance with, and otherwise governed in all respects by, the laws (including the conflict of law rules) of the State of Alaska.

DEED OF TRUST—Page 6

IN WITNESS WHEREOF, the parties have caused this Instrument to be executed as of the date first above written.

TRUSTOR:

TOWER HILL MINES, INC.

By:
Name:	James J. Komadina
Title:	CEO

LIVENGOOD PLACERS, INC.

By:
Name:
Title:

BENEFICIARIES:

HEFLINGER MINING & EQUIPMENT COMPANY

By:
Name:	Carl F. Heflinger
Title:	General Partner

ALASKA/NEVADA GOLD MINES, LTD.
By:	Professional Mine Management Company

By:
Name: [Redacted – Name]
Title: Partner of the General Partner

DEED OF TRUST—Page 7

STATE OF ALASKA	)
) ss.
FOURTH JUDICIAL DISTRICT	)

     On this ____ day of December, 2011, the foregoing instrument was acknowledged before me by James J. Komadina, CEO of Tower Hill Mines, Inc., an Alaska corporation, on behalf of said corporation.

     IN WITNESS WHEREOF, I have hereunto set my hand and official seal the day and year first above written.

Notary Public in and for the State of Alaska
My commission expires ________________________________

STATE OF ALASKA	)
) ss.
FOURTH JUDICIAL DISTRICT	)

     On this ____ day of December, 2011, the foregoing instrument was acknowledged before me by name _______________, (title) ____________________ of Livengood Placers, Inc., a Nevada corporation, on behalf of said corporation.

     IN WITNESS WHEREOF, I have hereunto set my hand and official seal the day and year first above written.

Notary Public in and for the State of Alaska
My commission expires ________________________________

DEED OF TRUST—Page 8

STATE OF ALASKA	)
) ss.
FOURTH JUDICIAL DISTRICT	)

     On this ____ day of December, 2011, the foregoing instrument was acknowledged before me by Carl Heflinger, a General Partner in Heflinger Mining & Equipment Company, an Alaska general partnership, on behalf of said partnership..

     IN WITNESS WHEREOF, I have hereunto set my hand and official seal the day and year first above written.

Notary Public in and for the State of Alaska
My commission expires ________________________________

STATE OF ALASKA	)
) ss.
FOURTH JUDICIAL DISTRICT	)

     On this ____ day of December, 2011, the foregoing instrument was acknowledged before me by [Redacted – Name], partner of Professional Mine Management Company, the general partner in Alaska/Nevada Gold Mines, Ltd., a California limited partnership, on behalf of said general partner acting on behalf of said limited partnership.

     IN WITNESS WHEREOF, I have hereunto set my hand and official seal the day and year first above written.

Notary Public in and for the State of Alaska
My commission expires ________________________________

DEED OF TRUST—Page 9

EXHIBIT A
TO
DEED OF TRUST

HEFLINGER CLAIMS

Heflinger Mining:

Part 1: Fee Interests

Mineral Survey	Patent Number	Claim Names
2447	50-90-0143	No. 2 Above Discovery Association
2447	50-90-0143	No. 2A Above Discovery Association

Part 2 - Federal Mining Claims

Township	Range	Section	BLM Claim #	Claim Name
8 North	5 West	15NW	61477	Patsy Bench
9 North	4 West	31SE	61478	Black Bench
9 North	4 West	32SW	61479	Little Ben Bench
9 North	4 West	32SW	61480	Oregon
9 North	4 West	32SW	61481	Moonshine
9 North	4 West	32SW	61482	Blue Bird
9 North	4 West	32SW	61483	Nerma Fisko
9 North	4 West	32NE	61484	Prosper
9 North	4 West	32NE	61485	#2 Below Heine Creek
9 North	4 West	32NE	61486	Windy Association
9 North	4 West	32NE	61487	Triangle
9 North	4 West	32NE	61488	Black Dimond
9 North	4 West	29SE	61489	Robin
9 North	4 West	28SW	61490	Dimond Ski Association
9 North	4 West	28SW	61491	Hoover Devide
9 North	4 West	29SE	61492	Mellon
8 North	5 West	6SW	61498	#9 Above Discovery Association
8 North	4 West	6NE	61499	#10 Above Bench
8 North	4 West	5NW	61500	Gem Association
9 North	4 West	32SW	61501	#18 Above Discovery Association
9 North	4 West	32SE	61502	Sunshine
9 North	4 West	32SE	61503	Last Chance Fraction
9 North	4 West	32SE	61504	#23 above Discovery Association
9 North	4 West	32SE	61505	Star Association
9 North	4 West	32SE	61506	May Association
9 North	4 West	32SE	61507	Hot Air Association
9 North	4 West	32SE	61508	Option Association

DEED OF TRUST—Page 10

Carl Heflinger and Fred Heflinger:

Federal Mining Claims

Township	Range	Section	BLM Claim #	Claim Name
9 North	4 West	32NE	61493	Tomtit Association
9 North	4 West	1SE	61494	LaFrance Association

LIVENGOOD CLAIMS

Part 1: Fee Interests

Mineral Survey	Patent Number	Claim Names	Seller’s Ownership
832	743623	Wagner Association Bench	100%
1604	1041577	Snow Bird Bench	100%
1604	1041577	Mint Bench	100%
1604	1041577	Black Jack	100%
1609	1043895	Navada Bench Placer	100%
1609	1043895	Gold Brick Fraction Placer	100%
1623	1073686	Italy	100%
1624	1073687	Trustworthy Association	100%
1624	1073687	Imperial Association	100%
1625	1075872	Etna-Sunnyside Association	15/16
1625	1075872	Sunny Bench Association	100%
1640	1069069	Duncan	100%
1641	1069097	Eureka or No. 22 Creek Above on Livengood	100%
1641	1069097	Placer Mining Claim No. 21 Above Discovery on Livengood Creek	100%
1641	1069097	Placer Mining Claim No. 20 Above Discovery on Livengood Creek	3/4
1641	1069097	Placer Mining Claim No. 19 Above Discovery on Livengood Creek	100%
1641	1069097	Last Chance	100%
1641	1069097	Tolovana Bench	100%
1960	1036259	No.1 Above Discovery on Livengood Creek	100%
1960	1036259	The Tolovana Placer Mining Bench Claim on Right Limit of Livengood Creek	100%
1960	1036259	No.1 Above Discovery Bench	100%
1960	1036259	No. One Bench Fraction Above Discovery Right Limit Livengood Creek	100%
1960	1036259	Ready Bullion Placer Mining Bench Claim on Right Limit of Livengood Creek	100%
1963	1045457	Deep Channel Association	100%
1966	1031406	Golden Rod Association	100%

DEED OF TRUST—Page 11

Mineral Survey	Patent Number	Claim Names	Seller’s Ownership
2060	1117204	Eldorado Bench	100%
2071	1117929	Marietta Association	100%
2152	1127946	Hidden Treasure	100%
2152	1127946	Hot Day	100%

Part 2: Federal Mining Claims

Township	Range	Section	BLM Claim #	Claim Name
8 North	5 West	11SE	61249	#5 above Discovery
8 North	5 West	11SE	61250	Star fraction
8 North	5 West	11SW	61256	#3 above discovery
8 North	5 West	11SE	61257	#4 above discovery
8 North	5 West	11NE	61258	Dickey-fraction
8 North	5 West	11SE	61259	#4-a above discovery
8 North	5 West	11NE	61260	#5 above discovery bench
8 North	5 West	11NE	61261	#5 bench fraction, 1st tier
8 North	5 West	11NE	61262	Leitrim a/k/a letruim, letrium, letram association
8 North	5 West	12NW	61263	#7 bench right limit 1st tier above discovery
8 North	5 West	12NW	61264	#7 above discovery
8 North	5 West	12NW	61265	Rosalind fraction
8 North	5 West	12NW	61266	#8 above discovery
8 North	5 West	1SW	61267	Chatham bench association
8 North	5 West	1SW	61268	Gold dollar association claim
8 North	4 West	7NW	61269	Basin association claim
8 North	4 West	6SW	61270	Dorothy association bench claim
8 North	4 West	6SW	61271	Riffle association claim
8 North	4 West	6SE	61272	Montana association
8 North	5 West	11NE	61273	High grade fraction
8 North	5 West	11NE	61274	Triangle fraction
8 North	5 West	12NW	61275	#6 above discovery
8 North	5 West	12NW	61276	o.k. fraction
8 North	5 West	12NW	61277	#1 frank (franklin) gulch
8 North	5 West	1SW	61278	#2 franklin gulch
9 North	4 West	33SW	61292	Cloud association
9 North	4 West	33SW	61293	Ruby bench
8 North	5 West	28SW	61322	Pete
8 North	5 West	28NW	61323	Mike
8 North	5 West	21SE	61324	Ike
8 North	5 West	21NE	61325	Carolyn
8 North	5 West	21SE	61326	Sunshine Fraction
8 North	5 West	16SE	61327	Frio
8 North	5 West	16SW	61328	Ring
8 North	5 West	16SW	61329	Pilot
8 North	5 West	16SE	61330	Dan
8 North	5 West	16SE	61331	Nyuk
8 North	5 West	16SE	61332	Sweede Association

DEED OF TRUST—Page 12

Township	Range	Section	BLM Claim #	Claim Name
8 North	5 West	15SW	61333	Eureka Banch claim
8 North	5 West	15SW	61334	Bessie Bench
8 North	5 West	15NW	61335	Jeanne
8 North	5 West	16NE	61336	Hawk
8 North	5 West	16NE	61337	Gypsy
8 North	5 West	15NW	61338	Reef Association
8 North	5 West	15NW	61339	California Fraction
8 North	5 West	15NW	61340	No. 1 Below Discovery
8 North	5 West	9SE	61341	Horse
8 North	5 West	9SE	61342	Close
8 North	5 West	10SW	61343	No. 2 Below Myrtle Creek
8 North	5 West	15NW	61344	No. 1 Bench Right Limit
8 North	5 West	15NW	61345	No. 1 Bench Fraction
8 North	5 West	15NE	61346	Discovery Livengood Cr. Association
8 North	5 West	10SW	61347	Placer Mining Claim No. 1 Below Discovery
8 North	5 West	9SE	61348	Destiny
8 North	5 West	9NE	61349	Jackpot
8 North	5 West	10NW	61350	Nancy
8 North	5 West	10NW	61351	Paystreak Bench Claim
8 North	5 West	10NW	61352	Eureka Bench Claim on Left Limit
8 North	5 West	10SW	61353	Deep Channel Fraction
8 North	5 West	10NW	61354	Colorado Association
8 North	5 West	10SE	61355	George Association, 2nd Tier
8 North	5 West	10SE	61356	Gan Fraction, 2nd Tier right limit
8 North	5 West	10NE	61357	Colorado Fraction, 3rd tier right limit
8 North	5 West	10NE	61358	Sacramento Bench
8 North	5 West	10NE	61359	Three Star Association
8 North	5 West	10SE	61360	Toni Placer Mining Claim
8 North	5 West	10NE	61361	Little Butch
8 North	5 West	10NE	61362	Horseshoe claim
8 North	5 West	10NE	61363	Carryall
8 North	5 West	10NE	61364	Fish Association
8 North	5 West	11NW	61365	Homesite Bench
8 North	5 West	11NW	61366	Virgina Association
8 North	5 West	10NW	61367	Eagle Bench Association
8 North	5 West	11NE	61368	Birch Fraction
8 North	5 West	2SE	61369	Brendan or Brandon Bench
8 North	5 West	2SW	61370	Xmas
8 North	5 West	2SE	61371	Blanche
8 North	5 West	1SW	61372	Audrey Fraction
8 North	5 West	1SW	61373	Gold Dollar Fraction
8 North	5 West	1SW	61374	Livengood Bench Right Limit
8 North	5 West	1NW	61375	Snow
8 North	5 West	1NE	61376	Ice
8 North	5 West	1SE	61377	Harding (Pearson)
8 North	5 West	1SE	61378	Mayflower Claim
8 North	5 West	1SE	61379	Golden Gusher Bench Claim

DEED OF TRUST—Page 13

Township	Range	Section	BLM Claim #	Claim Name
8 North	4 West	6SW	61380	Bonznza Bench
8 North	4 West	6NW	61381	North Star Association
8 North	4 West	6NW	61382	Black Bear Association
8 North	4 West	6NW	61383	Tom Cat Bench
8 North	4 West	6NW	61385	Flat Association
8 North	4 West	6SW	61386	Magnus Opus
8 North	4 West	6NE	61387	Banner Bench claim
8 North	4 West	6NE	61388	Jewel Bench
8 North	4 West	6NW	61389	Wild Cat bench
9 North	4 West	31SE	61391	Hum Dinger
8 North	4 West	6NE	61392	Red Claim
9 North	4 West	31SE	61393	Jerry Association
9 North	4 West	32SW	61394	Alaska
9 North	4 West	32NW	61395	California Association claim
9 North	4 West	32NW	61396	Gol Run Bench, 2nd Tier
9 North	4 West	29SE	61399	Spring Association
9 North	4 West	28SE	61406	Wedge Claim
9 North	4 West	28SE	61407	Bulldozer
9 North	4 West	28SE	61408	Eve
9 North	4 West	27SW	61409	Resavoir Association
9 North	4 West	28SW	61420	Alabam on the divide
9 North	4 West	29SW	63462	Dome a/k/a Dome Association
9 North	4 West	1SW	63466	Marjorie Bench

Part 3: Alaska Mining Claims

Township	Range	Section	ADL Claim #	Claim Name
8 North	5 West	10NE	361349	Galaxy 1
8 North	5 West	10NE	361350	Galaxy 2
8 North	5 West	2SW	361351	Galaxy 3
8 North	5 West	2SW 3SE 10NE 11NW	361352	Galaxy 4
8 North	5 West	10NE 11NW	361353	Galaxy 5
8 North	5 West	2SW	361354	Galaxy 6
8 North	5 West	2SW 11NW	361355	Galaxy 7
8 North	5 West	11NW	361356	Galaxy 8
8 North	5 West	2SW 2SE	361357	Galaxy 9
8 North	5 West	2SW 2SE 11NW 11NE	361358	Galaxy 10
8 North	5 West	1NW 1SW 2NE 2SE	361359	Galaxy 11
8 North	5 West	1SW 2SE	361360	Galaxy 12
8 North	5 West	1SW 2SE	361361	Galaxy 13
8 North	5 West	1NW 1NE	361362	Galaxy 14
8 North	5 West	1SW	361363	Galaxy 15
8 North	5 West	1NW 1SW	361364	Galaxy 16
8 North 9 North	4 West	6NW 7NE, 31SW	361365	Galaxy 17
8 North 9 North	4 West	6NW, 31SE	361366	Galaxy 18

DEED OF TRUST—Page 14

Township	Range	Section	ADL Claim #	Claim Name
9 North	4 West	31SE	361367	Galaxy 19
9 North	4 West	31SE	361368	Galaxy 20
9 North	4 West	28	603474	FM9N4W28SW
9 North	4 West	28	603475	FM9N4W28SE
9 North	4 West	28	603476	FM9N4W28NE
9 North	4 West	28	603477	FM9N4W28NW

DEED OF TRUST—Page 15

SCHEDULE VI
TO
STOCK AND ASSET PURCHASE AGREEMENT

BALANCE SHEET

[see attached]

VI-1

70934308.10 0009373-00001

Livengood Placers, Inc.
Balance Sheet
As of December 13, 2011

	Dec 13, '11
ASSETS	
Current Assets	
Checking/Savings	
Key Bank Checking	2,800.16
Total Checking/Savings	2,800.16
Total Current Assets	2,800.16
Other Assets	
Mineral Lands	75,001.00
Total Other Assets	75,001.00
TOTAL ASSETS	**77,801.16**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Federal Income Tax Payable 2011	2,350.00
Total Accounts Payable	2,350.00
Total Current Liabilities	2,350.00
Total Liabilities	2,350.00
Equity	
Capital Stock	101,000.00
Opening Bal Equity	-0.87
Paid-in or capital surplus	3,452.94
Retained Earnings	29,531.81
Net Income	-58,532.72
Total Equity	75,451.16
TOTAL LIABILITIES & EQUITY	**77,801.16**

Page 1

SCHEDULE VII
TO
STOCK AND ASSET PURCHASE AGREEMENT

Attached to and made a part of that certain Stock and Asset Purchase Agreement dated the 13th day of December, 2011.

TERMINATION AND RELINQUISHMENT

     The Lease Agreement dated June 3, 1996 by and between Heflinger Mining and Equipment Company, as Lessor, and Alaska/Nevada Gold Mines, Ltd, as Lessee, which lease was previously modified by Amendment No. 1 dated November 16, 2006, Amendment No. 2 dated November 24, 2007, and Amendment No. 3 dated June 16, 2009, shall, by mutual agreement of the parties terminate effective on the Closing of the mining claim sale between Alaska/Nevada Gold Mines, Ltd., Heflinger Mining & Equipment Company, Carl Heflinger, and Fred Heflinger as Sellers and Tower Hill Mines, Inc., as Buyer. The undersigned parties hereby relinquish all their rights and obligations under the above referenced Lease Agreement.

LESSOR:
Heflinger Mining and Equipment Company

By:
Carl Frederick Heflinger
Partner and Authorized Representative

LESSEE:
Alaska/Nevada Gold Mines, Ltd.
a California Limited Partnership

By:
[Redacted – Name]
General Manager and Partner of
Professional Mine Management Company
The General Partner

VII-1

SCHEDULE VIII
TO
STOCK AND ASSET PURCHASE AGREEMENT

Attached to and made a part of that certain Stock and Asset Purchase Agreement dated the 13th day of December, 2011.

FIRPTA CERTIFICATES

[see attached forms]

VIII-1

AFFIDAVIT OF NON-FOREIGN STATUS (ENTITY)

Section 1445 of the Internal Revenue Code provides that a transferee of a U.S. real property interest must withhold tax if the transferor is a foreign person. For U.S. tax purposes (including section 1445), the owner of a disregarded entity (which has legal title to a U.S. real property interest under local law) will be the transferor of the property and not the disregarded entity.

To inform Tower Hill Mines, Inc. (“Transferee”) that withholding of tax is not required upon the disposition of a U.S. real property interest by [insert name of transferor in the following blank] _________________________________ (“Transferor”), the undersigned [insert name of authorized signatory in the following blank]  _________________________________ hereby certifies the following on behalf of Transferor:

1)

Transferor is not a foreign corporation, foreign partnership, foreign trust, or foreign estate (as those terms are defined in the Internal Revenue Code and Income Tax Regulations) for purposes of U.S. income taxation;

2)	Transferor is not a disregarded entity as defined in § 1.1445-2(b)(2)(iii);

3)	Transferor’s U.S. Employer Identification Number is _________________________; and

4)	Transferor’s office address is _________________________________________________________________.

Transferor understands that this affidavit may be disclosed to the Internal Revenue Service by Transferee and that any false statement contained herein could be punished by fine, imprisonment, or both.

Under penalties of perjury I declare that I have examined this certification and to the best of my knowledge and belief it is true, correct, and complete, and I further declare that I have authority to sign this document on behalf of Transferor.

Date:_______________	By:___________________________
[authorized signatory]

VIII-2

AFFIDAVIT OF NON-FOREIGN STATUS (INDIVIDUAL)

Section 1445 of the Internal Revenue Code provides that a transferee of a U.S. real property interest must withhold tax if the transferor is a foreign person.

To inform Tower Hill Mines, Inc. (“Transferee”) that withholding of tax is not required upon my disposition of a U.S. real property interest, I hereby certify the following:

1)	I am not a nonresident alien (as defined in the Internal Revenue Code and Income Tax Regulations) for purposes of U.S. income taxation;

2)	My U.S. Social Security Number is ___________________________________; and

3)	My home address is __________________________________________________________________________.

I understands that this affidavit may be disclosed to the Internal Revenue Service by Transferee and that any false statement contained herein could be punished by fine, imprisonment, or both.

Under penalties of perjury I declare that I have examined this certification and to the best of my knowledge and belief it is true, correct, and complete.

Date:_______________
Printed name: _________________________

VIII-3